Exhibit 99.1

Selected Financial Data

Laclede Gas Company

	Fiscal Years Ended September 30
(Thousands)	2008	2007	2006	2005	2004
Summary of Operations
Operating Revenues:
Utility	$1,128,287	$1,131,554	$1,141,011	$978,195	$868,905
Other	2,693	3,415	2,305	2,288	2,577
Total Operating Revenues	1,130,980	1,134,969	1,143,316	980,483	871,482

Operating Expenses:
Utility
Natural and propane gas	770,097	797,924	821,721	676,931	575,691
Other operation expenses	144,611	131,798	128,180	125,364	121,596
Maintenance	25,827	24,306	21,198	19,226	18,705
Depreciation and amortization	35,303	34,080	30,904	23,036	22,385
Taxes, other than income taxes	69,023	68,361	71,038	62,859	60,077
Total Utility Operating Expenses	1,044,861	1,056,469	1,073,041	907,416	798,454
Other	2,641	2,914	2,316	2,318	2,456
Total Operating Expenses	1,047,502	1,059,383	1,075,357	909,734	800,910
Operating Income	83,478	75,586	67,959	70,749	70,572
Allowance for Funds Used During Construction	(72)	(17)	(45)	(100)	(123)
Other Income and (Income Deductions) – Net	1,278	4,565	4,163	1,443	3,507
Interest Charges:
Interest on long-term debt	19,851	22,502	22,329	22,835	22,010
Other interest charges	10,363	11,101	10,236	4,076	3,192
Total Interest Charges	30,214	33,603	32,565	26,911	25,202
Income Before Income Taxes	54,470	46,531	39,512	45,181	48,754
Income Tax Expense	15,264	14,047	10,632	14,550	16,555
Net Income	39,206	32,484	28,880	30,631	32,199
Dividends on Redeemable Preferred Stock	35	43	48	55	62
Earnings Applicable to Common Stock	$39,171	$32,441	$28,832	$30,576	$32,137

Selected Financial Data (continued)

Laclede Gas Company

	Fiscal Years Ended September 30
(Thousands)	2008	2007	2006	2005	2004

Dividends Declared –
Common Stock	$32,811	$31,520	$30,049	$29,003	$27,183

Utility Plant
Gross Plant – End of Period	$1,229,174	$1,187,828	$1,149,104	$1,105,733	$1,070,522
Net Plant – End of Period	823,197	793,794	763,827	728,481	699,144
Capital Expenditures	55,304	56,434	57,925	54,621	49,130
Property Retirements	15,629	16,331	22,588	19,410	9,276
Total Assets – End of Period	$1,625,815	$1,431,203	$1,385,140	$1,275,515	$1,208,250

Capitalization – End of Period
Common Stock and Paid-In Capital	$157,883	$151,510	$145,527	$140,381	$136,052
Retained Earnings	202,535	195,728	194,807	196,024	194,451
Accumulated Other Comprehensive Loss	(1,790)	(1,727)	(834)	(1,127)	(371)
Common Stock Equity	358,628	345,511	339,500	335,278	330,132
Redeemable Preferred Stock	467	627	787	948	1,108
Long-Term Debt	389,181	309,122	349,041	294,033	333,936
Total Capitalization	$748,276	$655,260	$689,328	$630,259	$665,176

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LACLEDE GAS COMPANY

INTRODUCTION

This management’s discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management’s view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as “may,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events, particularly severe weather in the natural gas producing areas of the country;
•
volatility in gas prices, particularly sudden and sustained spikes or declines in natural gas prices, including the related impact of margin deposits associated with the use of natural gas financial instruments;

•	the impact of higher natural gas prices on our competitive position in relation to suppliers of alternative heating sources, such as electricity;
•	changes in gas supply and pipeline availability; particularly those changes that impact supply for and access to our service area;
•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
	•	allowed rates of return
	•	incentive regulation
	•	industry structure
	•	purchased gas adjustment provisions
	•	rate design structure and implementation
	•	franchise renewals
	•	environmental or safety matters
	•	taxes
	•	pension and other postretirement benefit liabilities and funding obligations
	•	accounting standards;
•	the results of litigation;
•	retention of, ability to attract, ability to collect from, and conservation efforts of, customers;
•
capital and energy commodity market conditions, including the ability to obtain funds with reasonable terms for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;

•	discovery of material weakness in internal controls; and
•	employee workforce issues.

Readers are urged to consider the risks, uncertainties, and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility’s Financial Statements and the Notes thereto.

RESULTS OF OPERATIONS

Laclede Gas is regulated by the Missouri Public Service Commission (MoPSC or Commission) and serves the City of St. Louis and parts of ten other counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates and in accordance with tariffs authorized by the MoPSC. The Utility’s earnings are primarily generated by the sale of heating energy. The Utility’s innovative weather mitigation rate design lessens the impact of weather volatility on Laclede Gas customers during cold winters and stabilizes the Utility’s earnings by recovering fixed costs more evenly during the heating season. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season.

Mitigating the impact of weather fluctuations on Laclede Gas customers while improving the ability to recover its authorized distribution costs and return continues to be a fundamental component of Laclede Gas’ strategy. The Utility’s distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain a more than 16,000 mile natural gas distribution system and related storage facilities. With regard to the storage facilities owned by Laclede Gas, management is currently undertaking an evaluation of the Utility’s natural gas storage field, which was developed more than 50 years ago, to assess the field’s current and future capabilities. In addition, Laclede Gas is working to continually improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. The settlement of the Utility’s 2007 rate case resulted in enhancements to the Utility’s weather mitigation rate design that better ensure the recovery of its fixed costs and margins despite variations in sales volumes due to the impacts of weather and other factors that affect customer usage. The Utility’s income from off-system sales remains subject to fluctuations in market conditions. In conjunction with the settlement of the 2005 rate case, effective October 1, 2005, the Utility retained all pre-tax income from off-system sales and capacity release revenues up to $12 million annually. Pre-tax amounts in excess of $12 million were shared with customers, with the Utility retaining 50% of amounts exceeding that threshold. The Stipulation & Agreement approved by the MoPSC in the Utility’s 2007 rate case increases the portion of pre-tax income from off-system sales and capacity release revenues that is shared with customers. Effective October 1, 2007, the Utility is allowed to retain 15% to 25% of the first $6 million in annual income earned (depending on the level of income earned) and 30% of income exceeding $6 million annually. Some of the factors impacting the level of off-system sales include the availability and cost of the Utility’s natural gas supply, the weather in its service area, and the weather in other markets. When Laclede Gas’ service area experiences warmer-than-normal weather while other markets experience colder weather or supply constraints, some of the Utility’s natural gas supply is available for off-system sales and there may be a demand for such supply in other markets.

Laclede Gas continues to work actively to reduce the impact of higher costs associated with wholesale natural gas prices by strategically structuring its natural gas supply portfolio and through the use of financial instruments. Nevertheless, the overall cost of purchased gas remains subject to fluctuations in market conditions. The Utility’s Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including costs, cost reductions, and related carrying costs associated with the use of financial instruments to hedge the purchase price of natural gas, as well as gas inventory carrying costs. The Utility believes it will continue to be able to obtain sufficient gas supply. The generally higher price levels, relative to historical levels, may continue to affect sales volumes (due to the conservation efforts of customers) and cash flows (associated with the timing of collection of gas costs and related accounts receivable from customers).

EARNINGS

2008 vs. 2007

Laclede Gas’ earnings applicable to common stock for fiscal year 2008 were $39.2 million, an increase of $6.7 million, compared with fiscal year 2007. The increase in net income was primarily due to the following factors, quantified on a pre-tax basis:

•	the benefit of the general rate increase, effective August 1, 2007, totaling $32.9 million;
•	the recognition of previously unrecognized tax benefits and the reversal of related expenses, totaling $1.6 million; and,
•	the effect of higher system gas sales volumes and other variations totaling $1.1 million.

These factors were partially offset by:

•	lower income from off-system sales and capacity release, totaling $10.2 million, primarily due to a reduction in the Utility’s share of such income (pursuant to the 2007 rate case);
•	increases in operation and maintenance expenses, excluding the provision for uncollectible accounts, totaling $8.3 million; and,
•	an increase in the provision for uncollectible accounts, totaling $6.0 million.

2007 vs. 2006

Laclede Gas’ earnings applicable to common stock for fiscal year 2007 were $32.4 million, an increase of $3.6 million compared with fiscal year 2006. The increase in earnings was primarily due to the following factors, quantified on a pre-tax basis:

•	the effect of higher system gas sales volumes, primarily due to colder weather and other variations totaling $6.7 million;
•	the benefit of the general rate increase, effective August 1, 2007, totaling $5.3 million; and,
•	higher Infrastructure System Replacement Surcharge (ISRS) revenues totaling $2.6 million.

These factors were partially offset by:

•	increases in operation and maintenance expenses totaling $6.7 million; and,
•
higher depreciation and amortization expense totaling $3.2 million resulting from the implementation of new depreciation rates effective January 1, 2006, as authorized by the MoPSC, and additional depreciable property.

Utility Operating Revenues

2008 vs. 2007

Utility Operating Revenues for fiscal year 2008 decreased $3.3 million compared to fiscal year 2007 due in part to lower wholesale gas costs. Temperatures experienced in the Utility’s service area during 2008 were 6.8% colder than the same period last year, but 1.1% warmer than normal. Total system therms sold and transported were 0.93 billion for fiscal year 2008 compared with 0.91 billion for fiscal year 2007. Total off-system therms sold and transported were 0.14 billion for fiscal year 2008 compared with 0.21 billion for fiscal year 2007. The decrease in Utility Operating Revenues was primarily attributable to the following factors:

(Millions)
Lower off-system sales volumes (reflecting less favorable market conditions as described in greater
detail in the Results of Operations)	$(47.9)
Lower wholesale gas costs passed on to Utility customers (subject to prudence review by the MoPSC)	(38.2)
General rate increase, effective August 1, 2007	32.9
Higher system sales volumes, primarily due to colder weather and other variations	27.3
Higher prices charged for off-system sales	24.0
Lower ISRS revenues	(1.4)
Total Variation	$(3.3)

2007 vs. 2006

Utility Operating Revenues for fiscal year 2007 decreased $9.5 million compared to fiscal year 2006 due in part to lower wholesale gas costs. Temperatures experienced in the Utility’s service area during 2007 were 5.7% colder than fiscal year 2006, but 7.4% warmer than normal. Total system therms sold and transported were 0.91 billion for fiscal year 2007 compared with 0.87 billion for fiscal year 2006. Total off-system therms sold and transported were 0.21 billion for fiscal year 2007 compared with 0.16 billion for fiscal year 2006. The decrease in Utility Operating Revenues was primarily attributable to the following factors:

(Millions)
Lower wholesale gas costs passed on to Utility customers (subject to prudence review by the MoPSC)	$(111.6)
Higher system sales volumes, primarily due to colder weather and other variations	80.6
Higher off-system sales volumes	48.1
Lower prices charged for off-system sales	(34.5)
General rate increase, effective August 1, 2007	5.3
Higher ISRS revenues implemented June 15, 2006, January 2, 2007, and June 16, 2007	2.6
Total Variation	$(9.5)

Utility Operating Expenses

2008 vs. 2007

Utility operating expenses in fiscal year 2008 decreased $11.6 million, or 1.1%, from fiscal year 2007. Natural and propane gas expense decreased $27.8 million from last year’s level, primarily attributable to lower rates charged by our suppliers and lower off-system gas expense, partially offset by higher system volumes purchased for sendout. Other operation and maintenance expenses increased $14.3 million, or 9.2%, primarily due to a higher provision for uncollectible accounts, increased maintenance and distribution expenses, increased wage rates, higher legal fees, increased pension costs, and the effect of a gain on the disposal of assets recorded last year. Depreciation and amortization expense increased $1.2 million, or 3.6%, primarily due to additional depreciable property.

2007 vs. 2006

Utility operating expenses in fiscal year 2007 decreased $16.6 million, or 1.5%, from fiscal year 2006. Natural and propane gas expense decreased $23.8 million from fiscal year 2006, primarily attributable to lower rates charged by our suppliers, which was partially offset by higher system volumes purchased for sendout and increased off-system gas expense. Other operation and maintenance expenses increased $6.7 million, or 4.5%, primarily due to increased maintenance and distribution charges, increased group insurance charges, higher wage rates, and a higher provision for uncollectible accounts. These factors were partially offset by decreased injuries and damages expense as well as a gain on the disposal of assets. Depreciation and amortization expense increased $3.2 million, or 10.3%, primarily due to higher rates authorized in the 2005 rate case effective January 1, 2006 and additional depreciable property. Taxes, other than income taxes, decreased $2.7 million, or 3.8%, primarily due to lower property taxes and decreased gross receipts taxes (attributable to the decreased revenues).

Other Income and (Income Deductions) - Net

Other Income and (Income Deductions) - Net decreased $3.3 million in fiscal year 2008 (compared to fiscal year 2007), due to higher investment losses and lower income associated with carrying costs applied to under-recoveries of gas costs. These factors were partially offset by additional proceeds related to Laclede Gas’ interest, as a policyholder, in the sale of a mutual insurance company. Carrying costs on under-recoveries of gas costs are recovered through the Utility’s PGA Clause.

Other Income and (Income Deductions) - Net increased $0.4 million in fiscal year 2007 (compared to fiscal year 2006), due to increased investment income and other minor variations, partially offset by lower income associated with carrying costs applied to under-recoveries of gas costs.

Interest Charges

The $3.4 million decrease in interest charges in fiscal year 2008 was primarily due to a reduction in interest on long-term debt resulting from the November 2007 maturity of $40 million principal amount of 7 1/2% First Mortgage Bonds, and lower interest on short-term debt. The $1.0 million increase in interest charges in fiscal year 2007 (over fiscal year 2006) was primarily due to higher interest on short-term debt and other minor variations. Average short-term interest rates were 4.0% this year compared with 5.4% in fiscal year 2007 and 4.7% in fiscal year 2006. Average short-term borrowings were $203.9 million, $156.2 million, and $172.9 million for fiscal years 2008, 2007, and 2006, respectively.

Income Taxes

The $1.2 million increase in income taxes in fiscal year 2008 was primarily due to higher pre-tax income, partially offset by the recognition of previously unrecognized tax benefits recorded pursuant to Financial Accounting Standards Board Interpretation No. (FIN) 48, and a change in estimated tax depreciation and other property-related deductions.

The $3.4 million increase in income tax expense for fiscal year 2007 was primarily due to higher pre-tax income. The year-to-year variation in income tax expense also reflects the effect of lower income tax expense in fiscal year 2006 associated with a change in estimated tax depreciation and other property-related deductions.

Labor Agreement

Laclede Gas has a labor agreement with Locals 11-6 and 11-194 of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied-Industrial and Service Workers International Union (Union), which represents approximately 65% of Laclede Gas’ employees. On August 4, 2008, Laclede Gas and Union representatives reached a new four-year labor agreement, replacing the prior agreement that expired at midnight, July 31, 2008. The new contract will expire at midnight on July 31, 2012. The new contract includes revisions to the defined benefit plan pension formula, changes in wage rates and work rules, and other modifications that enable the Utility to provide high quality service to its customers and control operating costs while continuing to provide competitive wages, pension, and healthcare benefits to its employees.

The Missouri Natural Division of Laclede Gas has a labor agreement with Local 11-884 of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied-Industrial and Service Workers International Union, which represents approximately 5% of Laclede Gas’ employees. The agreement expires on April 15, 2009.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition, results of operations, liquidity, and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our financial statements:

Allowances for Doubtful Accounts – Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors. The Utility’s provision for uncollectible accounts is dependent on the regulatory treatment provided for such costs. As approved by the MoPSC, the Utility was allowed to defer for future recovery uncollectible expenses associated with amendments to the Cold Weather Rule for fiscal years 2006 and 2007.

Employee Benefits and Postretirement Obligations – Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions provided by Management related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. For the Utility, the amount of expense recognized and the amounts reflected in other comprehensive income are dependent upon the regulatory treatment provided for such costs, as discussed further below. Certain liabilities related to group medical benefits and workers’ compensation claims, portions of which are self-insured and/or contain “stop-loss” coverage with third-party insurers to limit exposure, are established based on historical trends.

The table below reflects the sensitivity of Laclede’s plans to potential changes in key assumptions:
Pension Plan Benefits:

		Estimated	Estimated
		Increase/	Increase/
		(Decrease) to	(Decrease) to
		Projected	Annual
		Benefit	Net Pension
	Increase/	Obligation	Cost*
Actuarial Assumptions	(Decrease)	(Thousands)	(Thousands)

Discount Rate	0.25%	$(7,610)	$(171)
	(0.25)	7,820	160

Rate of Future Compensation Increase	0.25%	5,900	750
	(0.25)	(5,700)	(730)

Expected Return on Plan Assets	0.25%	—	(630)
	(0.25)	—	630

Postretirement Benefits:

		Estimated	Estimated
		Increase/	Increase/
		(Decrease) to	(Decrease) to
		Projected	Annual Net
		Postretirement	Postretirement
		Benefit	Benefit
	Increase/	Obligation	Cost*
Actuarial Assumptions	(Decrease)	(Thousands)	(Thousands)

Discount Rate	0.25%	$(1,500)	$(101)
	(0.25)	1,540	101

Expected Return on Plan Assets	0.25%	—	(67)
	(0.25)	—	67

Annual Medical Cost Trend	1.00%	3,570	(790)
	(1.00)	(3,240)	700

* Excludes the impact of regulatory deferral mechanism. See Note 2, Pension Plans and Other Postretirement Benefits, of the Notes to Financial Statements for information regarding the regulatory treatment of these costs.

Regulated Operations – Laclede Gas accounts for its regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation.” This Statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of SFAS No. 71 and that all regulatory assets and regulatory liabilities are recoverable or refundable through the regulatory process. Management believes the following represent the more significant items recorded through the application of SFAS No. 71:

The Utility’s PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions, and related carrying costs associated with the Utility’s use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and regulatory liabilities that are recovered or refunded in a subsequent period. The PGA Clause also authorizes the Utility to recover costs it incurs to finance its investment in gas supplies that are purchased during the storage injection season for sale during the heating season. The PGA Clause also permits the application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments. Effective October 1, 2007, the PGA Clause also provides for a portion of income from off-system sales and capacity release revenues to be flowed through to customers.

Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or regulatory liability accounts for regulated companies, and will be reflected as income or loss for non-regulated companies. Pursuant to the direction of the MoPSC, Laclede Gas’ provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. Laclede Gas’ provision for income tax expense also records the income tax effect associated with the difference between overheads capitalized to construction for financial reporting purposes and those recognized for tax purposes without recording an offsetting deferred income tax expense. These two methods are consistent with the regulatory treatment prescribed by the MoPSC.

Asset retirement obligations are recorded in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations” and FIN 47, “Accounting for Conditional Asset Retirement Obligations.” Asset retirement obligations are calculated using various assumptions related to the timing, method of settlement, inflation, and profit margins that third parties would demand to settle the future obligations. These assumptions require the use of judgment and estimates and may change in future periods as circumstances dictate. As authorized by the MoPSC, Laclede Gas accrues future removal costs associated with its property, plant and equipment through its depreciation rates, even if a legal obligation does not exist as defined by SFAS No. 143 and FIN 47. The difference between removal costs recognized in depreciation rates and the accretion expense and depreciation expense recognizable under SFAS No. 143 and FIN 47 is a timing difference between the recovery of these costs in rates and their recognition for financial reporting purposes. Accordingly, consistent with SFAS No. 71, these differences are deferred as regulatory liabilities.

The amount of net periodic pension and other postretirement benefit cost recognized in the financial statements related to the Utility’s qualified pension plans and other postretirement benefit plans is based upon allowances, as approved by the MoPSC, which have been established in the rate-making process for the recovery of these costs from customers. The differences between these amounts and actual pension and other postretirement benefit costs incurred for financial reporting purposes are deferred as regulatory assets or regulatory liabilities. SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” requires that changes that affect the funded status of pension and other postretirement benefit plans, but that are not yet required to be recognized as components of pension and other postretirement benefit cost, be reflected in other comprehensive income. For the Utility’s qualified pension plans and other postretirement benefit plans, amounts that would otherwise be reflected in other comprehensive income are deferred with entries to regulatory assets or regulatory liabilities.

For further discussion of significant accounting policies, see Note 1 to the Financial Statements included on page 25.

REGULATORY MATTERS

There have been several significant regulatory developments affecting Laclede Gas.

During fiscal 2006, the MoPSC approved permanent modifications to the Cold Weather Rule affecting the disconnection and reconnection practices of utilities during the winter heating season. Those modifications included provisions to allow the Utility to obtain accounting authorizations and defer for future recovery certain costs incurred with the modifications. During fiscal 2007, the Utility deferred for future recovery $2.7 million of costs associated with the fiscal 2007 heating season. On October 31, 2007, the Utility filed for determination and subsequent recovery of the deferred amount. On November 16, 2007, the MoPSC directed the MoPSC Staff and the Missouri Office of Public Counsel (Public Counsel) to submit their positions regarding the Utility’s filing by February 28, 2008. On February 28, 2008, the Utility and the MoPSC Staff filed a Non-Unanimous Stipulation & Agreement in which these parties agreed to a recovery of $2.5 million of costs. The Non-Unanimous Stipulation & Agreement was opposed by Public Counsel, and a hearing in this matter was held before the Commission on March 31, 2008. On April 17, 2008, the Commission issued its Report and Order approving the $2.5 million cost recovery recommended by the Utility and the MoPSC Staff. Consistent with the approved amount, the Utility recorded a reduction in its deferral totaling $0.2 million during the quarter ended March 31, 2008. On May 29, 2008, Public Counsel appealed the MoPSC’s April 17 Order to the Cole County, Missouri Circuit Court. Laclede Gas believes that Public Counsel’s appeal is without merit and is vigorously opposing the appeal.

On November 9, 2007, the Utility made an ISRS filing with the Commission designed to increase revenues by $1.6 million annually. On January 15, 2008, the Commission approved implementation of the surcharge to be effective January 18, 2008. On April 25, 2008, the Utility made an ISRS filing with the Commission designed to increase revenues by $1.9 million annually. On June 24, 2008, the Commission approved implementation of the surcharge in the full amount requested, effective June 30, 2008.

On December 28, 2006, the MoPSC Staff proposed a disallowance of $7.2 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2005. On September 14, 2007, the Staff withdrew its pursuit of $5.5 million of the disallowance it had originally proposed. Laclede Gas believes that the remaining $1.7 million of the MoPSC Staff’s proposed disallowance lacks merit and is vigorously opposing the adjustment in proceedings before the MoPSC.

On December 31, 2007, the MoPSC Staff proposed a disallowance of $2.8 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2006. Laclede Gas believes that the MoPSC Staff’s position lacks merit and is vigorously opposing the adjustment in proceedings before the MoPSC. In addition, the MoPSC’s Staff raised questions regarding whether certain sales and capacity release transactions, subject to the Federal Energy Regulatory Commission (FERC)’s oversight, were consistent with the FERC’s regulations and policies regarding capacity release. The Company commenced an internal review of the questions raised by the MoPSC Staff and notified the FERC Staff that it took this action. Subsequently, as a result of the internal review, the Company has provided the FERC Staff with a report regarding compliance of sales and capacity release activities with the FERC’s regulations and policies. On July 23, 2008, the FERC Staff requested additional information, which the Company provided on August 22, 2008 and September 2, 2008.

On July 9, 2008, Laclede Gas made a tariff filing with the MoPSC that would make the payment provisions for the restoration of gas service under the Utility’s Cold Weather Rule available to customers in the summer of 2008 and enable the Utility to increase or decrease its PGA rates to correct for any shortfall or surplus created by the difference between the gas cost portion of the Utility’s actual net bad debt write-offs and the amount of such cost that is embedded in its existing rates. The MoPSC suspended the tariff on August 5, 2008 and established a procedural schedule to consider the Utility’s filing. Hearings are scheduled for December 8, 2008. As a result, the Cold Weather Rule portion of the filing is now moot, but the remainder of the filing is pending before the MoPSC.

ACCOUNTING PRONOUNCEMENTS

Laclede Gas has evaluated or is in the process of evaluating the impact that recently issued accounting standards will have on the Utility’s financial position or results of operations upon adoption. For disclosures related to the adoption of new accounting standards, see the New Accounting Standards section of Note 1 to the Financial Statements.

INFLATION

The accompanying financial statements reflect the historical costs of events and transactions, regardless of the purchasing power of the dollar at the time. Due to the capital-intensive nature of the business of Laclede Gas, the most significant impact of inflation is on the depreciation of utility plant. Rate regulation, to which Laclede Gas is subject, allows recovery through its rates of only the historical cost of utility plant as depreciation. While no plans exist to undertake replacements of plant in service other than normal replacements and those under existing replacement programs, Laclede Gas believes that any higher costs experienced upon replacement of existing facilities would be recovered through the normal regulatory process.

CREDIT RATINGS

Current credit ratings for Laclede Gas issues are as follows:

Type of Facility	S&P	Moody’s	Fitch
Laclede Gas Issuer Rating	A		A-
Laclede Gas First Mortgage Bonds	A	A3	A+
Laclede Gas Commercial Paper	A-1	P-2	F1

The Utility has investment grade ratings and believes that it will have adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.

CASH FLOWS

Laclede Gas’ short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the lag between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas (including cash payments for margin deposits associated with the Utility’s use of natural gas financial instruments), variations in the timing of collections of gas cost under the Utility’s PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year and from year to year, and can cause significant variations in the Utility’s cash provided by or used in operating activities.

Net cash used in operating activities for fiscal year 2008 was $45.6 million. Net cash provided by operating activities for fiscal year 2007 was $79.1 million. Net cash used in operating activities was $71.7 million for fiscal year 2006. The year-to-year variations are primarily attributable to the timing of the Utility’s cash receipts and payments related to accounts payable, accounts receivable, deferred purchased gas cost (including variations in cash payments for margin deposits associated with the use of natural gas financial instruments), and the cost of natural gas storage inventories, all of which were impacted by year-to-year changes in the wholesale cost of natural gas.

Net cash used in investing activities for fiscal years 2008, 2007, and 2006 were $56.4 million, $55.5 million, and $60.6 million, respectively. Net cash used in investing activities primarily reflected capital expenditures in all periods.

Net cash provided by financing activities for fiscal year 2008 was $102.7 million. Net cash used in financing activities for fiscal year 2007 was $23.4 million. Net cash provided by financing activities was $131.9 million for fiscal year 2006. The year-to-year variations are primarily due to the level of short-term debt required as a result of fluctuations in cash provided by operating activities associated with the effect of changes in natural gas prices described previously and the increase in long-term debt in fiscal year 2008.

LIQUIDITY AND CAPITAL RESOURCES

Short-term Debt

As indicated above, the Utility’s short-term borrowing requirements typically peak during the colder months. These short-term cash requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks. Laclede Gas has a line of credit in place of $320 million from 10 banks, with the largest portion provided by a single bank being 17.5%. During the second quarter of fiscal 2008, the expiration of this line was extended one year to December 2011 from December 2010. In November 2007, the Utility established a seasonal line of credit of $40 million, which expired in March 2008. Subsequent to the end of fiscal year 2008, Laclede Gas established a seasonal line of credit of $75 million, which will expire in March 2009. Including both lines of credit, the largest portion provided by a single bank is 26.8%. Due to unfavorable terms in the commercial paper markets near the end of fiscal year 2008, Laclede Gas utilized its line of credit as a more economical source of short-term financing. Short-term commercial paper borrowings outstanding at September 30, 2008 were $61.7 million, while outstanding bank line advances were $154.2 million. The weighted average interest rate on these short-term borrowings was 4.0% per annum at September 30, 2008. Based on total short-term borrowings at September 30, 2008, a change in interest rate of 100 basis points would increase or decrease pre-tax earnings and cash flows by approximately $2.2 million on an annual basis. Portions of such increases or decreases may be offset through the application of PGA carrying costs. In addition, Laclede Gas had borrowings from Laclede Group totaling $89.2 million at September 30, 2008. The Utility had short-term borrowings (including borrowings from Laclede Group) aggregating to a maximum of $328.8 million at any one time during the fiscal year. Excluding borrowings from Laclede Group, the Utility’s maximum borrowing for the year were $304.5 million.

Laclede Gas’ lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation, and amortization (EBITDA) to be at least 2.25 times interest expense. On September 30, 2008, total debt was 66% of total capitalization. For the fiscal year ended September 30, 2008, EBITDA was 3.97 times interest expense.

Long-term Debt

On November 1, 2007, Laclede Gas paid at maturity $40 million principal amount of 7 1/2% First Mortgage Bonds. This maturity was funded through short-term borrowings.

On September 23, 2008, Laclede Gas issued $80 million of First Mortgage Bonds, due October 15, 2038, at an interest rate of 6.35%. The bonds are callable at par at the Utility’s option on or after October 15, 2013.

At September 30, 2008, Laclede Gas had fixed-rate long-term debt totaling $390 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Shelf Registration

Laclede Gas has on file with the Securities and Exchange Commission an effective shelf registration on Form S-3 for issuance of $350 million of securities, of which $270 million remains available to Laclede Gas at this time. The Utility has authority from the MoPSC to issue up to $500 million in First Mortgage Bonds, unsecured debt, and equity securities, of which $412.4 million remained available under this authorization as of September 30, 2008, and $372.4 million remains available as of November 20, 2008. During fiscal year 2008, pursuant to this authority, the Utility sold 109 shares of its common stock to Laclede Group for $3.8 million. On November 20, 2008, the Utility sold 1,161 shares of its common stock to Laclede Group for $40.0 million. The amount, timing, and type of additional financing to be issued will depend on cash requirements and market conditions.

Guarantees

Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends through 2014. At September 30, 2008, the maximum guarantees under these leases were $1.8 million. However, the Utility estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At September 30, 2008, the carrying value of the liability recognized for these guarantees was $0.3 million.

Other

Utility capital expenditures were $55.3 million in fiscal year 2008, compared with $56.4 million and $57.9 million for fiscal years 2007 and 2006, respectively. Utility capital expenditures are expected to be approximately $59 million in fiscal year 2009.

Capitalization at September 30, 2008, excluding current obligations of preferred stock, consisted of 47.9% common stock equity, 0.1% preferred stock, and 52.0% long-term debt.

Laclede Gas’ ratio of earnings to fixed charges was 2.7 for fiscal year 2008, 2.3 for fiscal year 2007, and 2.2 for fiscal year 2006.

It is management’s view that Laclede Gas has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

CONTRACTUAL OBLIGATIONS

As of September 30, 2008, Laclede Gas had contractual obligations with payments due as summarized below (in millions):

		Payments due by period
		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
Principal Payments on Long-Term Debt	$390.0	$—	$25.0	$25.0	$340.0
Interest Payments on Long-Term Debt	533.9	24.5	48.3	45.1	416.0
Operating Leases (a)	11.2	4.8	5.3	1.1	—
Purchase Obligations – Natural Gas (b)	422.2	137.4	150.1	100.7	34.0
Purchase Obligations – Other (c)	113.7	15.9	25.3	17.5	55.0
Total (d)	$1,471.0	$182.6	$254.0	$189.4	$845.0

(a)
Operating lease obligations are primarily for office space, vehicles, and power operated equipment. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.

(b)
These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using September 30, 2008 New York Mercantile Exchange futures prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through the operation of its PGA Clause, subject to prudence review; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments are generally entered into prior to or during the heating season.

(c)	These purchase obligations reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.
(d)
The categories of Capital Leases and Other Long-Term Liabilities have been excluded from the table above because there are no applicable amounts of contractual obligations under these categories. Also, commitments related to pension and postretirement benefit plans have been excluded from the table above. Laclede Gas expects to make contributions to its qualified, trusteed pension plans totaling $2.2 million in fiscal year 2009. Laclede Gas anticipates a $1.5 million contribution relative to its non-qualified pension plans during fiscal year 2009. With regard to the postretirement benefits, the Utility anticipates it will contribute $9.7 million to the qualified trusts and $0.4 million directly to participants from Laclede Gas’ funds during fiscal year 2009. For further discussion of the Utility’s pension and postretirement benefit plans, refer to Note 2, Pension Plans and Other Postretirement Benefits, of the Notes to Financial Statements.

MARKET RISK

Laclede Gas has a risk management policy that allows for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility’s use of natural gas financial instruments are allowed to be passed on to the Utility’s customers through the operation of its PGA Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. However, the timing of recovery for cash payments related to margin requirements may cause short-term cash requirements to vary. Nevertheless, carrying costs associated with such requirements are recovered through the PGA Clause. At September 30, 2008, the Utility held 42.7 million MMBtu of futures contracts at an average price of $8.93 per MMBtu. Additionally, 16.0 million MMBtu of other price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through October 2011.

ENVIRONMENTAL MATTERS

Laclede Gas owns and operates natural gas distribution, transmission, and storage facilities, the operations of which are subject to various environmental laws, regulations, and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs. For a description of environmental matters, see Note 12 to the Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.

Management Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Laclede Gas’ internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Laclede Gas’ management, including our Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of Laclede Gas’ internal control over financial reporting as of September 30, 2008. In making this assessment, management used the criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that Laclede Gas’ internal control over financial reporting was effective as of September 30, 2008. Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on the Laclede Gas’ internal control over financial reporting, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Laclede Gas Company
St. Louis, Missouri

We have audited the internal control over financial reporting of Laclede Gas Company (a wholly-owned subsidiary of The Laclede Group, Inc.) (the “Company”) as of September 30, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements and financial statement schedule as of and for the year ended September 30, 2008, of the Company and our report dated November 21, 2008, expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, effective October 1  2007, and Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R), effective September 30, 2007.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri
November 21, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Laclede Gas Company
St. Louis, Missouri

We have audited the accompanying balance sheets and statements of capitalization of Laclede Gas Company (a wholly-owned subsidiary of The Laclede Group, Inc.) (the “Company”) as of September 30, 2008 and 2007, and the related statements of income, common shareholder’s equity, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2008. Our audits also included the financial statement schedule listed in the Index at Part IV, Item 15(a) 2. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Laclede Gas Company as of September 30, 2008 and 2007, and the results of its operations and cash flows for each of the three years in the period ended September 30, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Notes 1 and 2 to the financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, effective October 1, 2007, and Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R), effective September 30, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of September 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 21, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri
November 21, 2008

LACLEDE GAS COMPANY
STATEMENTS OF INCOME

(Thousands)
Years Ended September 30	2008	2007	2006

Operating Revenues:
Utility	$1,128,287	$1,131,554	$1,141,011
Other	2,693	3,415	2,305
Total Operating Revenues	1,130,980	1,134,969	1,143,316

Operating Expenses:
Utility
Natural and propane gas	770,097	797,924	821,721
Other operation expenses	144,611	131,798	128,180
Maintenance	25,827	24,306	21,198
Depreciation and amortization	35,303	34,080	30,904
Taxes, other than income taxes	69,023	68,361	71,038
Total Utility Operating Expenses	1,044,861	1,056,469	1,073,041
Other	2,641	2,914	2,316
Total Operating Expenses	1,047,502	1,059,383	1,075,357
Operating Income	83,478	75,586	67,959
Other Income and (Income Deductions) - Net	1,206	4,548	4,118
Interest Charges:
Interest on long-term debt	19,851	22,502	22,329
Other interest charges	10,363	11,101	10,236
Total Interest Charges	30,214	33,603	32,565
Income Before Income Taxes	54,470	46,531	39,512
Income Tax Expense	15,264	14,047	10,632
Net Income	39,206	32,484	28,880
Dividends on Redeemable Preferred Stock	35	43	48
Earnings Applicable to Common Stock	$39,171	$32,441	$28,832

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF COMPREHENSIVE INCOME

(Thousands)
Years Ended September 30	2008	2007	2006

Net Income	$39,206	$32,484	$28,880

Other Comprehensive Income (Loss) Before Tax:
Defined benefit pension and other postretirement benefit plans:
Minimum pension liability adjustment	—	377	479
Net actuarial loss arising during period	(271)	—	—
Amortization of actuarial loss included in net periodic pension
and other postretirement benefit cost	171	—	—
Net defined benefit pension and postretirement benefit plans	(100)	377	479
Income tax expense (benefit) related to items of other
comprehensive income (loss)	(37)	146	186
Other Comprehensive Income (Loss), Net of Tax	(63)	231	293
Comprehensive Income	$39,143	$32,715	$29,173

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
BALANCE SHEETS

(Thousands)
September 30	2008	2007

ASSETS
Utility Plant	$1,229,174	$1,187,828
Less – Accumulated depreciation and amortization	405,977	394,034
Net Utility Plant	823,197	793,794
Other Property and Investments	37,570	36,933

Current Assets:
Cash and cash equivalents	3,163	2,454
Accounts receivable:
Utility	98,708	103,050
Non-utility	1,601	1,527
Associated companies	3,028	253
Other	4,852	6,620
Allowances for doubtful accounts	(12,476)	(10,961)
Inventories:
Natural gas stored underground at LIFO cost	206,194	138,198
Propane gas at FIFO cost	19,911	19,950
Materials, supplies and merchandise at average cost	5,176	4,864
Derivative instrument assets	54,578	26,296
Unamortized purchased gas adjustments	33,411	12,813
Deferred income taxes	—	275
Prepayments and other	6,635	6,970
Total Current Assets	424,781	312,309

Deferred Charges:
Regulatory assets	334,755	285,054
Other	5,512	3,113
Total Deferred Charges	340,267	288,167

Total Assets	$1,625,815	$1,431,203

LACLEDE GAS COMPANY
BALANCE SHEETS (continued)

(Thousands)
September 30	2008	2007

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock equity	$358,628	$345,511
Redeemable preferred stock (less current sinking fund requirements)	467	627
Long-term debt (less current portion)	389,181	309,122
Total Capitalization	748,276	655,260

Current Liabilities:
Notes payable	215,900	211,400
Notes payable – associated companies	89,216	—
Accounts payable	58,483	45,084
Accounts payable - associated companies	—	4,065
Advance customer billings	25,548	25,440
Current portion of long-term debt and preferred stock	160	40,160
Wages and compensation accrued	12,197	11,532
Dividends payable	8,407	7,974
Customer deposits	14,020	15,899
Interest accrued	10,094	10,806
Taxes accrued	10,434	19,210
Deferred income taxes current	7,781	—
Other	8,720	5,342
Total Current Liabilities	460,960	396,912

Deferred Credits and Other Liabilities:
Deferred income taxes	222,379	223,192
Unamortized investment tax credits	3,973	4,200
Pension and postretirement benefit costs	98,513	63,678
Asset retirement obligations	26,817	26,054
Regulatory liabilities	42,191	39,589
Other	22,706	22,318
Total Deferred Credits and Other Liabilities	416,579	379,031
Commitments and Contingencies (Note 12)
Total Capitalization and Liabilities	$1,625,815	$1,431,203

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF CAPITALIZATION

(Thousands, Except for Shares and Per Share Amounts)
September 30	2008	2007

Common Stock Equity:
Common stock, par value $1 per share and Paid-in Capital:
Authorized – 2008 and 2007, 50,000,000 shares
Issued – 2008, 10,416 shares; and 2007, 10,307 shares	$157,883	$151,510
Retained earnings	202,535	195,728
Accumulated other comprehensive loss	(1,790)	(1,727)
Total Common Stock Equity	358,628	345,511

Redeemable Preferred Stock, par value
$25 per share (1,480,000 shares authorized)
Issued and outstanding:
5% Series B – 2008, 19,200 shares, 2007, 25,600 shares	320	480
4.56% Series C – 2008 and 2007, 5,894 shares	147	147
Total Redeemable Preferred Stock	467	627

Long-Term Debt:
First mortgage bonds:
6-1/2% Series, due November 15, 2010	25,000	25,000
6-1/2% Series, due October 15, 2012	25,000	25,000
5-1/2% Series, due May 1, 2019	50,000	50,000
7% Series, due June 1, 2029	25,000	25,000
7.90% Series, due September 15, 2030	30,000	30,000
6% Series, due May 1, 2034	100,000	100,000
6.15% Series, due June 1, 2036	55,000	55,000
6.35% Series, due October 15, 2038	80,000	—
Total	390,000	310,000
Unamortized discount, net of premium, on long-term debt	(819)	(878)
Total Long-Term Debt	389,181	309,122
Total	$748,276	$655,260

Long-term debt and preferred stock dollar amounts are exclusive of current portion.

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF COMMON SHAREHOLDER’S EQUITY

	Common Stock Issued		Paid-in	Retained	Accum. Other Comp.
(Thousands, Except for Shares)	Shares	Amount	Capital	Earnings	Income	Total

BALANCE OCTOBER 1, 2005	10,089	$10	$140,371	$196,024	$(1,127)	$335,278
Net income	—	—	—	28,880	—	28,880
Dividends declared:
Common stock	—	—	—	(30,049)	—	(30,049)
Preferred stock	—	—	—	(48)	—	(48)
Stock-based compensation costs	—	—	1,351	—	—	1,351
Tax benefit – stock compensation	—	—	73	—	—	73
Other comprehensive income, net of tax	—	—	—	—	293	293
Issuance of common stock to Laclede Group	108	—	3,722	—	—	3,722
BALANCE SEPTEMBER 30, 2006	10,197	10	145,517	194,807	(834)	339,500
Net income	—	—	—	32,484	—	32,484
Dividends declared:
Common stock	—	—	—	(31,520)	—	(31,520)
Preferred stock	—	—	—	(43)	—	(43)
Stock-based compensation costs	—	—	1,912	—	—	1,912
Tax benefit – stock compensation	—	—	263	—	—	263
Other comprehensive income, net of tax	—	—	—	—	231	231
Issuance of common stock to Laclede Group	110	—	3,808	—	—	3,808
Adoption of SFAS No. 158, net of tax	—	—	—	—	(1,124)	(1,124)
BALANCE SEPTEMBER 30, 2007	10,307	10	151,500	195,728	(1,727)	345,511
Adoption of FIN 48, as of October 1, 2007	—	—	—	447	—	447
Net income	—	—	—	39,206	—	39,206
Dividends declared:
Common stock	—	—	—	(32,811)	—	(32,811)
Preferred stock	—	—	—	(35)	—	(35)
Stock-based compensation costs	—	—	2,036	—	—	2,036
Tax benefit – stock compensation	—	—	534	—	—	534
Other comprehensive income (loss), net of tax	—	—	—	—	(63)	(63)
Issuance of common stock to Laclede Group	109	—	3,803	—	—	3,803
BALANCE SEPTEMBER 30, 2008	10,416	$10	$157,873	$202,535	$(1,790)	$358,628

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF CASH FLOWS

(Thousands)
Years Ended September 30	2008	2007	2006

Operating Activities:
Net Income	$39,206	$32,484	$28,880
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
Depreciation and amortization	35,303	34,080	30,904
Deferred income taxes and investment tax credits	6,635	(11,545)	24,809
Other – net	3,553	1,359	1,491
Changes in assets and liabilities:
Accounts receivable – net	4,776	(2,267)	(24,851)
Unamortized purchased gas adjustments	(20,598)	31,568	(13,120)
Deferred purchased gas costs	(19,614)	13,381	(114,686)
Accounts payable	8,024	(6,616)	(20,573)
Advance customer billings – net	108	(6,003)	755
Taxes accrued	(6,126)	3,665	(9,445)
Natural gas stored underground	(67,996)	(781)	22,162
Other assets and liabilities	(28,860)	(10,253)	1,939
Net cash (used in) provided by operating activities	(45,589)	79,072	(71,735)

Investing Activities:
Capital expenditures	(55,304)	(56,434)	(57,925)
Other investments	(1,119)	921	(2,671)
Net cash used in investing activities	(56,423)	(55,513)	(60,596)

Financing Activities:
Issuance of first mortgage bonds	80,000	—	55,000
Maturity/redemption of first mortgage bonds	(40,000)	—	(40,000)
Issuance of short-term debt - net	93,716	4,100	143,700
Dividends paid	(32,497)	(31,245)	(29,811)
Issuance of common stock to Laclede Group	3,803	3,808	3,722
Preferred stock reacquired	(160)	(159)	(63)
Other	(2,141)	77	(606)
Net cash provided by (used in) financing activities	102,721	(23,419)	131,942

Net Increase (Decrease) in Cash and Cash Equivalents	709	140	(389)
Cash and Cash Equivalents at Beginning of Year	2,454	2,314	2,703
Cash and Cash Equivalents at End of Year	$3,163	$2,454	$2,314

Supplemental Disclosure of Cash Paid During the Year for:
Interest	$30,992	$31,776	$32,298
Income taxes	21,178	6,734	6,987

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION - The financial statements include the accounts of Laclede Gas Company (Laclede Gas or the Utility).
In compliance with generally accepted accounting principles, transactions between Laclede Gas and its affiliates as well as intercompany balances on Laclede Gas’ Balance Sheet have not been eliminated from the Laclede Gas financial statements.
Laclede Gas is a wholly-owned subsidiary of The Laclede Group, Inc. (Laclede Group or the Company). Laclede Gas provides administrative and general support to affiliates. All such costs, which are not material, are billed to the appropriate affiliates. Also, Laclede Group may charge or reimburse Laclede Gas for certain tax-related amounts. Unpaid balances relating to these activities are reflected in the Laclede Gas Balance Sheets as Accounts Receivable-Associated Companies or as Accounts Payable-Associated Companies. Additionally, Laclede Gas may, on occasion, borrow funds from or lend funds to affiliated companies. Unpaid balances relating to these arrangements, if any, are reflected in Notes Receivable-Associated Companies or Notes Payable-Associated Companies.
NATURE OF OPERATIONS - Laclede Gas is a public utility engaged in the retail distribution of natural gas. Laclede Gas serves an area in eastern Missouri, with a population of approximately 2.1 million, including the City of St. Louis and parts of ten other counties in eastern Missouri. As an adjunct to its gas distribution business, Laclede Gas operates underground natural gas storage fields.
USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
SYSTEM OF ACCOUNTS - The accounts of Laclede Gas are maintained in accordance with the uniform system of accounts prescribed by the Missouri Public Service Commission (MoPSC or Commission), which system substantially conforms to that prescribed by the Federal Energy Regulatory Commission.
UTILITY PLANT, DEPRECIATION AND AMORTIZATION - Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and materials, allocable overheads, and an allowance for funds used during construction. The costs of units of property retired, replaced, or renewed are removed from utility plant and are charged to accumulated depreciation. Maintenance and repairs of property and replacement and renewal of items determined to be less than units of property are charged to maintenance expenses.
Utility plant is depreciated on a straight-line basis at rates based on estimated service lives of the various classes of property. Annual depreciation and amortization in 2008, 2007, and 2006 averaged 3.1%, 3.1%, and 3.0%, respectively, of the original cost of depreciable and amortizable property.
Pursuant to the terms of the 2005 rate case settlement, higher depreciation rates became effective January 1, 2006, reflecting, in part, an accrual for future removal costs, including costs related to interim retirements. Concurrent with implementation of new depreciation rates on January 1, 2006, Laclede Gas ceased expensing all removal costs, net of salvage, as incurred and discontinued an annual $3.4 million negative amortization of a portion of the Utility’s depreciation reserve, as previously ordered by the MoPSC. Consistent with Statement of Financial Accounting Standards (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation,” the Utility records accruals for asset removal costs that are provided for through depreciation expense with credits to Regulatory Liabilities. When Laclede Gas retires depreciable utility plant and equipment, it charges the associated original costs to Accumulated Depreciation and Amortization, and any related removal costs incurred are charged to Regulatory Liabilities. The regulatory liability for accrued asset removal costs represents amounts recovered through rates in excess of actual costs incurred. In the rate setting process, the regulatory liability is deducted from the rate base upon which the Utility has the opportunity to earn its allowed rate of return.
The Utility’s capital expenditures were $55.3 million, $56.4 million, and $57.9 million for fiscal years 2008, 2007, and 2006, respectively. Additionally, at September 30, 2008, the Utility had recorded accruals for capital expenditures totaling approximately $2.3 million. Accrued capital expenditures at September 30, 2007 and 2006 were not material. Accrued capital expenditures are excluded from the Statements of Cash Flows.

ASSET RETIREMENT OBLIGATIONS - In accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” and Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 47, “Accounting for Conditional Asset Retirement Obligations,” Laclede Gas records legal obligations associated with the retirement of long-lived assets in the period in which the obligations are incurred, if sufficient information exists to reasonably estimate the fair value of the obligations. Obligations are recorded as both a cost of the related long-lived asset and as a corresponding liability. Subsequently, the asset retirement costs are depreciated over the life of the asset and the asset retirement obligations are accreted to the expected settlement amounts. The Utility has recorded asset retirement obligations associated with certain safety requirements to purge and seal gas distribution mains upon retirement, the plugging and abandonment of storage wells and other storage facilities, specific service line obligations, and certain removal and disposal obligations related to components of Laclede Gas’ distribution system and general plant. As authorized by the MoPSC, Laclede Gas accrues future removal costs associated with its property, plant and equipment through its depreciation rates, even if a legal obligation, as defined by SFAS No. 143 and FIN 47, does not exist. The difference between removal costs recognized in depreciation rates and the accretion expense and depreciation expense recognizable under SFAS No. 143 and FIN 47 is a timing difference between recovery of these costs in rates and their recognition for financial reporting purposes. Accordingly, consistent with SFAS No. 71, these differences are deferred as regulatory liabilities.
Laclede Gas first adopted the provisions of FIN 47 on September 30, 2006. Upon adoption, the Utility recorded Asset Retirement Obligations of $26.0 million and increased the carrying value of the related assets by $3.3 million (reflecting an increase in gross plant of $6.8 million reduced by accumulated depreciation totaling $3.5 million). The remaining $22.7 million represents the cumulative effect of adoption and was recorded as a reduction to Regulatory Liabilities pursuant to SFAS No. 71.
The following table presents a reconciliation of the beginning and ending balances of Asset Retirement Obligations reported in the Balance Sheets:

(Thousands)
Balance at September 30, 2006	$25,988
Liabilities incurred during the period	603
Liabilities settled during the period	(2,372)
Accretion	1,504
Revisions in estimated cash flows	331
Balance at September 30, 2007	26,054
Liabilities incurred during the period	235
Liabilities settled during the period	(1,035)
Accretion	1,563
Revisions in estimated cash flows	—
Balance at September 30, 2008	$26,817

REGULATED OPERATIONS - Laclede Gas accounts for its regulated operations in accordance with SFAS No. 71. This Statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).

The following regulatory assets and regulatory liabilities were reflected in the Balance Sheets as of September 30:

(Thousands)	2008	2007

Regulatory Assets:
Future income taxes due from customers	$85,456	$85,476
Pension and postretirement benefit costs	182,890	151,163
Unamortized purchased gas adjustments	33,411	12,813
Purchased gas costs	49,071	29,457
Compensated absences	7,253	7,104
Cold weather rule	6,074	6,952
Other	4,011	4,902
Total Regulatory Assets	$368,166	$297,867
Regulatory Liabilities:
Unamortized investment tax credits	$3,973	$4,200
Accrued cost of removal	35,922	33,238
Other	6,269	6,351
Total Regulatory Liabilities	$46,164	$43,789

As authorized by the MoPSC, Laclede Gas discontinued deferring certain costs for future recovery, as expenses associated with those specific areas were included in approved rates effective December 27, 1999. Previously deferred costs of $10.5 million are being recovered and amortized on a straight-line basis over a fifteen-year period, without return on investment. Amortization of these costs totaled $6.2 million from December 27, 1999 through September 30, 2008. Previously deferred costs of $2.1 million are being recovered and amortized on a straight-line basis over a ten-year period, without return on investment. Amortization of these costs totaled $1.8 million from December 27, 1999 through September 30, 2008.
NATURAL GAS STORED UNDERGROUND - Inventory of Utility natural gas in storage is priced on a last-in, first-out (LIFO) basis. The replacement cost of natural gas stored underground for current use at September 30, 2008 was less than the LIFO cost by $21.8 million and at September 30, 2007 exceeded the LIFO cost by $4.3 million. The inventory carrying value is not adjusted to the lower of cost or market prices because, pursuant to the Laclede Gas Purchased Gas Adjustment (PGA) Clause, actual gas costs are recovered in customer rates.
REVENUE RECOGNITION - Laclede Gas reads meters and bills its customers on monthly cycles. The Utility records its utility operating revenues from gas sales and transportation services on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amounts of accrued unbilled revenues at September 30, 2008 and 2007, for the Utility, were $13.5 million and $11.9 million, respectively.
PURCHASED GAS ADJUSTMENTS AND DEFERRED ACCOUNT - The PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies. To better match customer billings with market natural gas prices, the Utility is allowed to file to modify, on a periodic basis, the level of gas costs in its PGA. Laclede Gas has a risk management policy that allows for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. The MoPSC clarified that costs, cost reductions, and carrying costs associated with the Utility’s use of natural gas financial instruments are gas costs recoverable through the PGA mechanism. As part of the settlements of the Utility’s 2005 and 2007 rate cases, the following modifications were made to Laclede Gas’ PGA Clause:
•
Effective October 1, 2005, the Utility was authorized to implement the recovery of gas inventory carrying costs through its PGA rates to recover costs it incurs to finance its investment in gas supplies that are purchased during the storage injection season for sale during the heating season. The MoPSC also approved the application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold.

•
In its 2002 rate case, the MoPSC approved a plan applicable to the Utility’s gas supply commodity costs under which it could retain up to 10% of cost savings associated with the acquisition of natural gas below an established benchmark level of gas cost. This gas supply cost management program required that if Laclede Gas’ retention of cost savings reached $5 million, the Utility would retain 1% of any remaining cost savings. The settlement of the Utility’s 2005 rate case continued the plan, with certain modifications. The settlement of the Utility’s 2007 rate case provides certain modifications to the plan, including a provision that allows the Utility to retain 10% of cost savings, up to a maximum of $3.0 million annually, commencing October 1, 2007. The Utility recorded $0.6 million in pre-tax income under the plan in fiscal year 2008. Laclede Gas did not record any income under the plan during fiscal years 2007 and 2006. Income recorded under the plan is included in the Utility Operating Revenues on the Statements of Income.

Pursuant to the provisions of the PGA Clause, the difference between actual costs incurred and costs recovered through the application of the PGA (including costs and cost reductions associated with the use of financial instruments and gas inventory carrying costs), amounts due to or from customers related to operation of the gas supply cost management program, and carrying costs on such over-or under-recoveries are reflected as a deferred charge or credit until fiscal year end. At that time, the balance is classified as a current asset or current liability and recovered from or credited to customers over an annual period commencing in November. The balance in the current account is amortized as amounts are reflected in customer billings. Effective October 1, 2007, the PGA Clause also provides for the treatment of income from off-system sales and capacity release revenues, as described below.
OFF-SYSTEM SALES - In conjunction with the settlement of the 2005 rate case, effective October 1, 2005, the Utility retained all pre-tax income from off-system sales and capacity release revenues up to $12 million annually. Pre-tax amounts in excess of $12 million were shared with customers, with the Utility retaining 50% of amounts exceeding that threshold. Pursuant to the settlement of the 2007 rate case, the pre-tax amounts in excess of $12 million to be shared with customers resulting from amounts earned in fiscal years 2006 and 2007, totaling approximately $7 million, were flowed back to customers over an annual period commencing in November 2007. In addition, the portion of pre-tax income to be shared with customers was increased beginning October 1, 2007. The customer share of such income is determined in accordance with the table below. The difference between the actual amount allocated to customers for each fiscal year and the estimated amount assumed in PGA rates is recovered from or credited to customers over an annual period commencing in the subsequent November.

Pre-tax Income	Customer Share	Company Share
First $2 million	85%	15%
Next $2 million	80%	20%
Next $2 million	75%	25%
Amounts exceeding $6 million	70%	30%

INCOME TAXES - Laclede Gas has elected, for tax purposes only, various accelerated depreciation provisions of the Internal Revenue Code. In addition, certain other costs are expensed currently for tax purposes while being deferred for book purposes. Effective October 1, 2007, generally accepted accounting principles require that tax benefits be recognized in the financial statements as determined by new recognition and measurement provisions. These provisions permit the benefit from a tax position to be recognized only if, and to the extent that, it is more likely than not that the tax position will be sustained upon examination by the taxing authority, based on the technical merits of the position. Unrecognized tax benefits and related interest and penalties, if any, are recorded as liabilities or as a reduction to deferred tax assets. Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements, and the related tax basis. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or regulatory liability accounts.
Laclede Gas’ investment tax credits utilized prior to 1986 have been deferred and are being amortized in accordance with regulatory treatment over the useful life of the related property.
Laclede Group files a consolidated federal income tax return and allocates income taxes to Laclede Gas and its other subsidiaries as if each entity were a separate taxpayer.
CASH AND CASH EQUIVALENTS - All highly liquid debt instruments purchased with original maturities of three months or less are considered to be cash equivalents. Such instruments are carried at cost, which approximates market value.

GROSS RECEIPTS AND SALES TAXES - Gross receipts taxes associated with Laclede Gas’ natural gas utility service are imposed on the Utility and billed to its customers. These amounts are recorded gross in the Statements of Income. Amounts recorded in Utility Operating Revenues were $52.5 million, $51.8 million, and $53.0 million for fiscal years 2008, 2007, and 2006, respectively. Gross receipts taxes are expensed by the Utility and included in the Taxes, Other Than Income Taxes line.
Sales taxes imposed on applicable Utility sales are billed to customers. These amounts are not recorded in the Statements of Income, but are recorded as tax collections payable and included in Other Current Liabilities in the Balance Sheets.
ALLOWANCES FOR DOUBTFUL ACCOUNTS - Estimates of the collectibility of trade accounts receivables are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors. The Utility’s provision for uncollectible accounts is dependent on the regulatory treatment provided for such costs. The Utility was allowed to defer for future recovery uncollectible expenses associated with amendments to the Cold Weather Rule for fiscal years 2006 and 2007, as approved by the MoPSC.
GROUP MEDICAL AND WORKERS’ COMPENSATION RESERVES - Laclede Gas self-insures its group medical and workers’ compensation costs and carries stop-loss coverage in relation to medical claims and workers’ compensation claims. Reserves for amounts incurred but not reported are established based on historical cost levels and lags between occurrences and reporting.
STOCK-BASED COMPENSATION - Officers and employees of Laclede Gas, as determined by the Compensation Committee of Laclede Group’s Board of Directors, are eligible to be selected for awards under the Laclede Group 2006 Equity Incentive Plan. Grants of awards may be earned by achieving performance objectives and/or other criteria as determined by the Compensation Committee. Awards may include restricted stock, restricted stock units, qualified and non-qualified stock options, stock appreciation rights, and performance shares payable in stock, cash, or a combination of both. The 2006 Plan generally provides a minimum vesting period of at least three years for each type of award. For Laclede Group’s non-employee directors, shares are awarded under the Restricted Stock Plan for Non-Employee Directors. These awards vest depending upon the participant’s age upon entering the plan and years of service as a director. Shares of Laclede Gas common stock, which are 100% owned by Laclede Group, are not transacted under the plans. Laclede Group accounts for awards under these plans in accordance with the recognition and measurement principles of SFAS No. 123(R), “Share-Based Payment,” and allocates applicable compensation costs to its subsidiaries. For awards made to its employees, the Utility records its allocation of compensation cost from Laclede Group with a corresponding increase to additional paid-in capital.
The amounts of compensation cost allocated to the Utility for share-based compensation arrangements are presented below:

(Thousands)	2008	2007	2006

Total compensation cost	$2,263	$2,029	$1,388
Compensation cost capitalized	(578)	(524)	(360)
Compensation cost recognized in net income	1,685	1,505	1,028
Income tax benefit recognized in net income	(650)	(582)	(397)
Compensation cost recognized in net income, net of income tax	$1,035	$923	$631

As of September 30, 2008, there was $3.4 million in unrecognized compensation cost related to nonvested share-based compensation arrangements that is expected to be allocated to the Utility over a weighted average period of 2.4 years.
NEW ACCOUNTING STANDARDS - In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” Under FIN 48, Laclede Gas may recognize the tax benefit from a tax position only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Laclede Gas adopted the provisions of FIN 48 as of October 1, 2007. For details regarding the cumulative effect of adoption and other pertinent information, see Note 9, Income Taxes.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement applies to fair value measurements required under other accounting guidance that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. The guidance in this Statement does not apply to the Laclede Group’s stock-based compensation plans accounted for in accordance with SFAS No. 123(R), “Share-Based Payment.” Except as described below, SFAS No. 157 is effective for the Utility as of the beginning of fiscal year 2009. In February 2008, the FASB issued two Staff Positions that amend SFAS No. 157. The first FASB Staff Position (FSP), No. FAS 157-1, excludes from the scope of SFAS No. 157 accounting pronouncements that address fair value measurements for purposes of lease classification and measurement. The second FSP, No. FAS 157-2, delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Application of SFAS No. 157 to these items will be effective for Laclede Gas as of the beginning of fiscal year 2010. In October 2008, the FASB issued FSP No. FAS 157-3, which clarifies the application of SFAS No. 157 in a market that is not active. The Utility anticipates that the adoption of SFAS No. 157, as amended by these Staff Positions, will not have a material impact on the Utility’s financial position of results of operations. The Utility will, however, be required to provide additional disclosures on certain fair value measurements.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” As discussed in Note 2, Pension Plans and Other Postretirement Benefits, Laclede Gas adopted the recognition and disclosure provisions of this Statement effective September 30, 2007. The Statement also requires that plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position. This requirement is effective for the Utility as of the end of fiscal year 2009. In conjunction with adoption of this provision of SFAS No. 158, the Utility will be required to change its valuation date for its pension and other postretirement plans from June 30 to September 30. Adoption will require certain adjustments to retained earnings and other comprehensive income, the amounts of which are not yet known. However, the majority of these adjustments, attributable to the Utility’s qualified pension plans and other postretirement benefit plans, are expected to be deferred with entries to regulatory assets.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” The Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. Upon adoption of SFAS No. 159, entities are permitted to choose, at specified election dates, to measure eligible items at fair value (fair value option). Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each reporting date. The decision about whether to elect the fair value option is applied instrument by instrument with few exceptions. The decision is also irrevocable (unless a new election date occurs) and must be applied to entire instruments and not to portions of instruments. SFAS No. 159 requires that cash flows related to items measured at fair value be classified in the statement of cash flows according to their nature and purpose as required by SFAS No. 95, “Statement of Cash Flows” (as amended). SFAS No. 159 is effective for the Utility as of the beginning of fiscal year 2009. The Utility does not intend to elect the fair value option for any instruments not currently reported at fair value. Therefore, the adoption of this Statement will have no effect on the Utility’s financial position or results of operations.
In June 2007, the FASB ratified the consensus reached in Emerging Issues Task Force (EITF) Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” This Issue addresses how an entity should recognize the tax benefit received on dividends that are (a) paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options and (b) charged to retained earnings under SFAS No. 123(R). The Task Force reached a consensus that such tax benefits should be recognized as an increase in additional paid-in capital. This EITF Issue also addresses how the accounting for these tax benefits is affected if an entity’s estimate of forfeitures changes in subsequent periods. This EITF Issue is effective for Laclede Gas as of the beginning of fiscal year 2009. Adoption of this EITF issue will not have a material effect on the Utility’s financial position or results of operations.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” This Statement amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” A noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. SFAS No. 160 clarifies that noncontrolling interests should be separately reported as equity in the balance sheet. Additionally, SFAS No. 160 requires certain changes in presentation to income statements. SFAS No. 160 also addresses accounting for changes in the parent’s ownership interest of a subsidiary, accounting for the deconsolidation of a subsidiary, and disclosure requirements. This Statement is effective for Laclede Gas as of the beginning of fiscal year 2010. Currently, Laclede Gas does not have any subsidiaries and therefore adoption of this Statement will not have any effect on the Utility’s financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (141(R)), “Business Combinations.” This Statement revises SFAS No. 141 but retains the fundamental requirements in SFAS No. 141 that the acquisition method (formerly known as purchase method) of accounting be used for all business combinations. SFAS No. 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. SFAS 141(R) requires acquisition-related costs to be accounted for separately instead of being allocated to the assets acquired and liabilities assumed. SFAS No. 141(R) also amends the guidance related to the recognition of certain assets acquired and liabilities assumed that relate to contingencies, research and development assets acquired that have no alternative future use, and negative goodwill arising from a bargain purchase. Laclede Gas is required to adopt SFAS No. 141(R) prospectively to business combinations with acquisition dates on or after October 1, 2009 (fiscal 2010). Because this Statement is only applicable to future business combinations, existing amounts reported on the Utility’s financial statements will not be impacted by adoption of this Statement.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” by requiring enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement will be effective for Laclede Gas’s interim and annual financial statements beginning in the second quarter of fiscal year 2009. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Utility is currently evaluating the provisions of this Statement.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation and presentation of financial statements in accordance with generally accepted accounting principles. This statement will be effective in the first quarter of fiscal 2009. The adoption of SFAS No. 162 will not have any effect on the Utility’s financial statements.
In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60.” This Statement provides clarification to the guidance in SFAS No. 60, “Accounting and Reporting by Insurance Enterprises,” and expands disclosure requirements. This Statement is effective for Laclede Gas as of the beginning of fiscal year 2010. Because SFAS No. 163 is primarily applicable to insurance enterprises that issue financial guarantee insurance contracts, the adoption of this Statement will have no effect on the Utility’s financial statements.

2.	PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

In September 2007, the Utility adopted SFAS No. 158. This Statement amended FASB Statements No. 87, “Employers’ Accounting for Pensions,” No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” and No. 132 (revised 2003), “Employers’ Disclosure About Pensions and Other Postretirement Benefits.” Statement No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. Prior accounting standards allowed an employer to delay recognition of certain economic events that affected the costs of providing postretirement benefits and to disclose the overfunded or underfunded status of a plan in the notes to the financial statements. This Statement eliminated the delayed recognition of actuarial gains and losses and prior service costs and credits that arise during the period and requires employers to recognize these items as components of other comprehensive income, net of tax. Additional minimum pension liabilities and related intangible assets were derecognized upon adoption of this Statement. The Statement also requires that plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position. This requirement will be effective for the Utility as of the end of fiscal year 2009. The Utility currently uses a June 30 valuation date for its benefit plans.
For the Utility, the amount of expense recognized and the amounts reflected in other comprehensive income are dependent upon the regulatory treatment provided for such costs. Accordingly, consistent with SFAS No. 71, the impact of adoption of SFAS No. 158 on accumulated other comprehensive income for the Utility’s qualified pension plans and postretirement benefit plans was deferred with entries to Regulatory Assets.

The incremental effects of adoption of SFAS No. 158 on individual line items of the Balance Sheet at September 30, 2007 were as follows:

(Thousands)	Prior to SFAS No. 158 Adoption	Adjustments	After SFAS No. 158 Adoption

Deferred Charges:
Prepaid pension cost	$51,962	$(51,962)	$—
Regulatory assets	190,254	94,800	285,054
Other	3,636	(523)	3,113
Common stock equity:
Accumulated other comprehensive income (loss) *	(603)	(1,124)	(1,727)
Current Liabilities:
Other	4,642	700	5,342
Deferred Credits and Other Liabilities:
Deferred income taxes	223,900	(708)	223,192
Pension and postretirement benefit costs	20,231	43,447	63,678

* Appears on the Statements of Capitalization

Pension Plans

Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees. Benefits are based on years of service and the participant’s compensation during the highest three years of the last ten years of employment. Plan assets consist primarily of corporate and U.S. government obligations and pooled equity funds.
Pension costs in 2008, 2007, and 2006 amounted to $6.1, $5.5, and $5.4 million, respectively, including amounts charged to construction.
The net periodic pension costs include the following components:

(Thousands)	2008	2007	2006

Service cost – benefits earned during the period	$12,970	$12,422	$14,761
Interest cost on projected benefit obligation	18,680	17,929	16,704
Expected return on plan assets	(20,650)	(20,295)	(20,782)
Amortization of prior service cost	1,088	1,143	1,175
Amortization of actuarial loss	3,165	3,673	6,912
Sub-total	15,253	14,872	18,770
Loss on lump-sum settlement	—	803	—
Regulatory adjustment	(9,120)	(10,131)	(13,417)
Net pension cost	$6,133	$5,544	$5,353

Other changes in plan assets and pension benefit obligations recognized in Other Comprehensive Income during fiscal year 2008 include the following:

(Thousands)	2008

Current year actuarial loss	$18,050
Amortization of actuarial loss	(3,165)
Amortization of prior service cost	(1,088)
Sub-total	13,797
Regulatory adjustment	(13,697)
Total recognized in other comprehensive income	$100

Changes in the minimum pension liability resulted in credits to Other Comprehensive Income of $0.4 million in fiscal year 2007 and $3.6 million in fiscal year 2006, excluding the effect of regulatory treatment. After the effect of regulatory treatment, credits recognized in other comprehensive income for fiscal years 2007 and 2006 were $0.4 million and $0.5 million, respectively.

Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be satisfied by lump-sum cash payments. Pursuant to a MoPSC Order, lump-sum payments are recognized as settlements (which can result in gains or losses) only if the total of such payments exceeds 100% of the sum of service and interest costs. No lump-sum payments were recognized as settlements during fiscal year 2008. Lump-sum payments recognized as settlements during fiscal year 2007 were $3.0 million. No lump-sum payments were recognized as settlements in fiscal year 2006.
Pursuant to a MoPSC Order, the return on plan assets is based on the market-related value of plan assets implemented prospectively over a four-year period. Gains or losses not yet includible in pension cost are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. The recovery in rates for the Utility’s qualified pension plans is based on an allowance of $4.1 million annually effective October 1, 2005 and $4.8 million annually effective August 1, 2007. The difference between this amount and pension expense as calculated pursuant to the above and that otherwise would be included in the Statements of Income and Comprehensive Income is deferred as a regulatory asset or regulatory liability.
The following table sets forth the reconciliation of the beginning and ending balances of the pension benefit obligation at September 30:

(Thousands)	2008	2007

Benefit obligation at beginning of year	$293,265	$282,060
Service cost	12,970	12,422
Interest cost	18,680	17,929
Actuarial (gain) loss	(19)	1,407
Gross benefits paid *	(16,160)	(20,553)

Benefit obligation at end of year	$308,736	$293,265

Accumulated benefit obligation at end of year	$238,769	$231,719

* Includes $(3,021) in lump-sum payments recognized as settlements in fiscal year 2007.

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets at September 30:

(Thousands)	2008	2007

Fair value of plan assets at beginning of year	$260,280	$246,136
Actual return on plan assets	2,581	33,515
Employer contributions	1,645	1,182
Gross benefits paid *	(16,160)	(20,553)
Fair value of plan assets at end of year	$248,346	$260,280

Funded status of plans	$(60,390)	$(32,985)
Fourth quarter contribution adjustment	56	261
Funded status, end of year	$(60,334)	$(32,724)

* Includes $(3,021) in lump-sum payments recognized as settlements in fiscal year 2007.

The following table sets forth the amounts recognized in the Balance Sheet at September 30:

(Thousands)	2008	2007

Noncurrent assets	$—	$—
Current liabilities	(1,460)	(400)
Noncurrent liabilities	(58,874)	(32,324)
Total	$(60,334)	$(32,724)

Pre-tax amounts recognized in Accumulated Other Comprehensive Income not yet recognized as components of net periodic pension cost consist of:
Net actuarial loss	$82,371	$67,486
Prior service costs	11,244	12,332
Sub-total	93,615	79,818
Adjustments for amounts included in Regulatory Assets	(90,701)	(77,004)
Total	$2,914	$2,814

At September 30, 2008, the following pre-tax amounts are expected to be amortized from Accumulated Other Comprehensive Income into net periodic pension cost during fiscal year 2009:

(Thousands)

Amortization of net actuarial loss	$3,096
Amortization of prior service cost	1,035
Sub-total	4,131
Regulatory adjustment	(3,932)
Total	$199

The pension benefit obligation and the fair value of plan assets are based on a June 30 measurement date.
The assumptions used to calculate net periodic pension costs are as follows:

	2008	2007	2006

Weighted average discount rate	6.25%	6.25%	5.00%
Weighted average rate of future compensation increase	3.50%	3.50%	3.00%
Expected long-term rate of return on plan assets	8.25%	8.25%	8.25%

The weighted average discount rate is based on long-term, high quality bond indices at the measurement date. The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns. The overall expected rate of return for the portfolio was developed based on the target allocation for each class. The expected return is a long-term assumption that generally does not change annually.
The assumptions used to calculate the benefit obligations are as follows:

	2008	2007

Weighted average discount rate	6.60%	6.25%
Weighted average rate of future compensation increase	3.75%	3.50%

Following are the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for plans that have a projected benefit obligation and an accumulated benefit obligation in excess of plan assets:

(Thousands)	2008	2007

Projected benefit obligation	$308,736	$293,265
Fair value of plan assets	248,346	260,280

Accumulated benefit obligation	24,938	24,431
Fair value of plan assets	12,727	12,795

Following are the targeted and actual plan assets by category:

	2009	2008	2007
	Target	Actual	Actual

Equity Securities	50%	46%	50%
Debt Securities	50%	54%	50%
Total	100%	100%	100%

Laclede Gas’ investment policy is designed to preserve, to the extent possible, the current funded status of the plan and minimize contributions to the trusts. The policy seeks to maximize investment returns consistent with these objectives and Laclede Gas’ tolerance for risk. Outside investment management specialists are utilized in each asset class. Such specialists are provided with guidelines, where appropriate, designed to ensure that the investment portfolio is managed in accordance with the policy. Performance and compliance with the guidelines is regularly monitored. Laclede Gas generally rebalances plan assets quarterly if the actual allocation deviates from the target allocation by more than 2%.
Following are expected pension benefit payments for the succeeding five fiscal years, and in aggregate for the five years thereafter:

(Millions)	Pensions from Qualified Trust	Pensions from Laclede Gas Funds

2009	$14.7	$1.5
2010	14.7	1.3
2011	16.7	1.8
2012	18.4	1.0
2013	22.8	0.8
2014 – 2018	182.4	2.7

The funding policy of Laclede Gas is to contribute an amount not less than the minimum required by government funding standards, nor more than the maximum deductible amount for federal income tax purposes. Contributions to the pension plans in fiscal year 2009 are anticipated to be $2.2 million into the qualified trusts, and $1.5 million into the non-qualified plans.

Postretirement Benefits

Laclede Gas provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65. The transition obligation not yet includible in postretirement benefit cost is being amortized over 20 years. Postretirement benefit costs in 2008, 2007, and 2006 amounted to $7.6 million, $7.8 million, and $8.9 million, respectively, including amounts charged to construction.

Net periodic postretirement benefit costs consisted of the following components:

(Thousands)	2008	2007	2006

Service cost – benefits earned during the period	$4,560	$4,063	$3,985
Interest cost on accumulated postretirement
benefit obligation	3,909	3,599	2,959
Expected return on plan assets	(2,039)	(1,723)	(1,358)
Amortization of transition obligation	136	136	327
Amortization of prior service cost	(2,328)	(2,328)	(36)
Amortization of actuarial loss	2,985	3,245	1,273
Sub-total	7,223	6,992	7,150
Regulatory adjustment	419	851	1,713
Net postretirement benefit cost	$7,642	$7,843	$8,863

Other changes in plan assets and postretirement benefit obligations recognized in Other Comprehensive Income during fiscal year 2008 include the following:

(Thousands)	2008

Current year actuarial loss	$9,772
Amortization of actuarial loss	(2,985)
Amortization of prior service credit	2,328
Amortization of transition obligation	(136)
Sub-total	8,979
Regulatory adjustment	(8,979)
Total recognized in other comprehensive income	$—

Pursuant to the Commission’s Order in the Utility’s 2002 rate case and affirmed in the 2005 and 2007 rate cases, the return on plan assets is based on the market-related value of plan assets implemented prospectively over a four-year period. Gains and losses not yet includible in postretirement benefit cost are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 and 2005 rate cases, the Commission ordered that the recovery in rates for the postretirement benefit costs be based on the accounting methodology as ordered in the 1999 rate case, which based the amortization of gains and losses on a five-year average of gains and losses. The difference between this amount and postretirement benefit expense as calculated pursuant to the above was deferred as a regulatory asset or regulatory liability. In the 2007 rate case, the Commission recognized that the recovery in rates is based on an annual allowance of $7.6 million, effective August 1, 2007. The difference between this amount and postretirement benefit cost based on the above and that otherwise would be included in the Statements of Income and Comprehensive Income is deferred as a regulatory asset or regulatory liability.
The following table sets forth the reconciliation of the beginning and ending balances of the postretirement benefit obligation at September 30:

(Thousands)	2008	2007

Benefit obligation at beginning of year	$60,111	$55,584
Service cost	4,560	4,063
Interest cost	3,909	3,599
Actuarial loss	6,356	1,551
Gross benefits paid	(5,222)	(4,686)
Benefit obligation at end of year	$69,714	$60,111

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets at September 30:

(Thousands)	2008	2007

Fair value of plan assets at beginning of year	$24,997	$21,179
Actual return on plan assets	(1,378)	2,947
Employer contributions	7,685	5,557
Gross benefits paid	(5,222)	(4,686)
Fair value of plan assets at end of year	$26,082	$24,997

Funded status of plans	$(43,632)	$(35,114)
Fourth quarter contribution adjustment	4,068	3,460
Funded status, end of year	$(39,564)	$(31,654)

The following table sets forth the amounts recognized in the Balance Sheet at September 30:

(Thousands)	2008	2007

Noncurrent assets	$—	$—
Current liabilities	(300)	(300)
Noncurrent liabilities	(39,264)	(31,354)
Total	$(39,564)	$(31,654)

Pre-tax amounts recognized in Accumulated Other Comprehensive Income not yet recognized as components of net periodic postretirement cost consist of:
Net actuarial loss	$39,957	$33,170
Prior service credit	(9,660)	(11,988)
Transition obligation	671	807
Sub-total	30,968	21,989
Adjustments for amounts included in Regulatory Assets	(30,968)	(21,989)
Total	$—	$—

At September 30, 2008, the following pre-tax amounts are expected to be amortized from Accumulated Other Comprehensive Income into net periodic postretirement benefit cost during fiscal year 2009:

(Thousands)
Amortization of net actuarial loss	$3,509
Amortization of prior service credit	(2,328)
Amortization of transition obligation	136
Sub-total	1,317
Regulatory adjustment	(1,317)
Total	$—

The accumulated postretirement benefit obligation and the fair value of plan assets are based on a June 30 measurement date.
The assumptions used to calculate net periodic postretirement benefit costs are as follows:

	2008	2007	2006

Weighted average discount rate	6.25%	6.25%	5.00%
Weighted average rate of future compensation increase	3.50%	3.50%	3.00%
Expected long-term rate of return on plan assets	8.25%	8.25%	8.25%

The weighted average discount rate is based on long-term, high quality bond indices at the measurement date. The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns. The overall expected rate of return for the portfolio was developed based on the target allocation for each class. The expected return is a long-term assumption that generally does not change annually.
The assumptions used to calculate the accumulated postretirement benefit obligations are as follows:

	2008	2007

Weighted average discount rate	6.35%	6.25%
Weighted average rate of future compensation increase	3.75%	3.50%

The assumed medical cost trend rates at September 30 are as follows:

	2008	2007
Medical cost trend assumed for next year	8.50%	8.00%
Rate to which the medical cost trend rate is assumed to decline
(the ultimate medical cost trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend	2016	2011

The following table presents the effect of an assumed 1% change in the assumed medical cost trend rate:

(Thousands)	1% Increase	1% Decrease

Effect on net periodic postretirement benefit cost	$790	$(700)
Effect on accumulated postretirement benefit obligation	3,570	(3,240)

Following are the targeted and actual plan assets by category:

	2009	2008	2007
	Target	Actual	Actual

Equity Securities	60%	54%	58%
Debt Securities	40%	46%	42%
Total	100%	100%	100%

Missouri state law provides for the recovery in rates of SFAS No. 106 accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established Voluntary Employees’ Beneficiary Association and Rabbi trusts as its external funding mechanisms. Laclede Gas’ investment policy seeks to maximize investment returns consistent with Laclede Gas’ tolerance for risk. Outside investment management specialists are utilized in each asset class. Such specialists are provided with guidelines, where appropriate, designed to ensure that the investment portfolio is managed in accordance with policy. Performance and compliance with the guidelines is regularly monitored. Laclede Gas’ current investment policy targets an asset allocation of 60% to equity securities and 40% to debt securities, excluding cash held in short-term debt securities for the purpose of making benefit payments. Laclede Gas currently invests in a mutual fund which is rebalanced on an ongoing basis to the target allocation.
Following are expected postretirement benefit payments for the succeeding five fiscal years, and in aggregate for the five years thereafter:

(Millions)	Benefits Paid from Qualified Trust	Benefits Paid from Laclede Gas Funds

2009	$4.6	$0.3
2010	4.8	0.3
2011	4.9	0.3
2012	5.0	0.3
2013	5.3	0.3
2014 – 2018	34.5	1.8

Laclede Gas’ funding policy is to contribute amounts to the trusts equal to the periodic benefit cost calculated pursuant to SFAS No. 106 as recovered in rates. Contributions to the postretirement plans in fiscal year 2009 are anticipated to be $9.7 million to the qualified trusts, and $0.4 million paid directly to participants from Laclede Gas funds.

Other Plans

Laclede Gas sponsors 401(k) plans that cover substantially all employees. The plans allow employees to contribute a portion of their base pay in accordance with specific guidelines. Laclede Gas provides a match of such contributions within specific limits. The cost of the defined contribution plans of Laclede Gas amounted to $3.1 million, $3.0 million, and $3.0 million for fiscal years 2008, 2007, and 2006, respectively.

3.	COMMON STOCK AND PAID-IN CAPITAL

Total shares of common stock outstanding were 10,416 and 10,307 at September 30, 2008 and 2007, respectively.
Common stock and paid-in capital increased $6.4 million and $6.0 million in 2008 and 2007, respectively. These increases were primarily due to the issuance of common stock to Laclede Group and stock-based compensation costs allocated to Laclede Gas from Laclede Group in both periods.
Laclede Gas periodically sold shares of its stock to Laclede Group at prices per share equal to book value on the last day of the quarter preceding each sale. Laclede Gas sold 109 shares to Laclede Group for $3.8 million during fiscal 2008, 110 shares totaling $3.8 million during fiscal 2007, and 108 shares for $3.7 million during fiscal 2006, which also represents the total number of shares issued in each year. The proceeds from all the sales were used to reduce short-term borrowings. Exemption from registration for all of the sales was claimed under Section 4(2) of the Securities Act of 1933.
Laclede Gas has on file with the Securities and Exchange Commission an effective shelf registration on Form S-3 for issuance of $350 million of securities, $270 million of which remains available to Laclede Gas at this time. The Utility has authority from the MoPSC to issue up to $500 million in First Mortgage Bonds, unsecured debt, and equity securities, of which $412.4 million remained under this authorization as of September 30, 2008. The amount, timing, and type of additional financing to be issued will depend on cash requirements and market conditions.

4.	REDEEMABLE PREFERRED STOCK

The preferred stock, which is non-voting except in certain circumstances, may be redeemed at the option of the Laclede Gas Board of Directors. The redemption price is equal to par of $25.00 per share.
During 2008, 6,400 shares of 5% Series B preferred stock were called to meet sinking fund requirements. During 2007, 6,351 shares of 5% Series B preferred stock were called to meet sinking fund requirements.
Any default in a sinking fund payment must be cured before Laclede Gas may pay dividends on or acquire any common stock. Sinking fund requirements on preferred stock for the next five years subsequent to September 30, 2008 are $0.2 million per year in 2009 through 2011, and none in 2012 and 2013.

5.	LONG-TERM DEBT

Maturities on long-term debt for the five fiscal years subsequent to September 30, 2008 are as follows:

2009	—
2010	—
2011	$25 million
2012	—
2013	$25 million

On November 1, 2007, Laclede Gas paid at maturity $40 million principal amount of 7 1/2% First Mortgage Bonds. This maturity was funded through short-term borrowings.
On September 23, 2008, Laclede Gas issued $80 million of First Mortgage Bonds, due October 15, 2038, at an interest rate of 6.35%. The bonds are callable at par at the Utility’s option on or after October 15, 2013.
At September 30, 2008, Laclede Gas had fixed-rate long-term debt totaling $390 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Laclede Gas has on file with the Securities and Exchange Commission an effective shelf registration on Form S-3 for issuance of $350 million of securities, $270 million of which remains available to Laclede Gas at this time. The Utility has authority from the MoPSC to issue up to $500 million in First Mortgage Bonds, unsecured debt, and equity securities, of which $412.4 million remained under this authorization as of September 30, 2008. The amount, timing, and type of additional financing to be issued will depend on cash requirements and market conditions.
Substantially all of the utility plant of Laclede Gas is subject to the liens of its mortgage. The mortgage contains several restrictions on Laclede Gas’ ability to pay cash dividends on its common stock. These provisions are applicable regardless of whether the stock is publicly held or, as has been the case since the formation of Laclede Group, held solely by the Utility’s parent company. Under the most restrictive of these provisions, no cash dividend may be declared or paid if, after the dividend, the aggregate net amount spent for all dividends after September 30, 1953, would exceed a maximum amount determined by a formula set out in the mortgage. Under that formula, the maximum amount is the sum of $8 million plus earnings applicable to common stock (adjusted for stock repurchases and issuances) for the period from September 30, 1953, to the last day of the quarter before the declaration or payment date for the dividends. As of September 30, 2008 and 2007, the amount under the mortgage’s formula that was available to pay dividends was $273 million and $263 million, respectively. Thus, all of the Utility’s retained earnings were free from such restrictions as of those dates.

6.	NOTES PAYABLE AND CREDIT AGREEMENTS

Throughout fiscal year 2008, Laclede Gas had a line of credit in place of $320 million, which expires in December 2011. In November 2007, the Utility established a seasonal line of credit of $40 million, which expired in March 2008. Subsequent to the end of fiscal year 2008, Laclede Gas established a seasonal line of credit of $75 million, expiring in March 2009.
Laclede Gas issues commercial paper that is supported by the bank lines of credit. During fiscal year 2008, the Utility’s short-term borrowing requirements, which peaked at $328.8 million, were generally met by the sale of commercial paper. However, due to unfavorable terms in the commercial paper markets near the end of the fiscal year, Laclede Gas utilized its line of credit as a more economical source of short-term financing. Laclede Gas had $61.7 million in commercial paper and $154.2 million of bank line advances outstanding as of September 30, 2008, at a weighted average interest rate of 4.0% per annum, and $89.2 million of borrowings from Laclede Group. The Utility had $211.4 million of commercial paper outstanding as of September 30, 2007, at a weighted average interest rate of 5.5% per annum, and no borrowings from Laclede Group.
Laclede Gas’ lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation, and amortization (EBITDA) to be at least 2.25 times interest expense. On September 30, 2008, total debt was 66% of total capitalization. For the fiscal year ended September 30, 2008, EBITDA was 3.97 times interest expense.

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments at September 30, 2008 and 2007 are as follows:

(Thousands)	Carrying Amount	Fair Value

2008:
Cash and cash equivalents	$3,163	$3,163
Marketable securities	10,059	10,059
Derivative instrument assets	54,578	54,578
Short-term debt	305,116	305,116
Long-term debt	389,181	356,421
Redeemable preferred stock, including current sinking fund requirements	627	431

2007:
Cash and cash equivalents	$2,454	$2,454
Marketable securities	9,196	9,196
Derivative instrument assets	26,296	26,296
Short-term debt	211,400	211,400
Long-term debt, including current position	349,122	356,964
Redeemable preferred stock, including current sinking fund requirements	787	756

The carrying amounts for cash and cash equivalents and short-term debt approximate fair value due to the short maturity of these instruments. Fair values of derivative instrument assets and marketable securities are valued using quoted market prices. Fair values of long-term debt and preferred stock are estimated based on market prices for similar issues.

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss), net of income taxes, recognized in the Balance Sheets at September 30 were as follows:

(Thousands)	Minimum Pension Liability Adjustment	Defined Benefit Pension and Other Postretirement Benefit Plans	Total
Balance, September 30, 2006	$(834)	$—	$(834)
Current-period change	231	—	231
Adoption of SFAS No. 158	603	(1,727)	(1,124)
Balance, September 30, 2007	—	(1,727)	(1,727)
Current-period change	—	(63)	(63)
Balance, September 30, 2008	$—	$(1,790)	$(1,790)

9.	INCOME TAXES

The net provisions for income taxes charged during the years ended September 30, 2008, 2007, and 2006 are as follows:

(Thousands)	2008	2007	2006

Included in Statements of Income:
Federal
Current	$7,476	$21,808	$(12,238)
Deferred	5,762	(9,490)	21,511
Investment tax credits	(227)	(237)	(241)
State and local
Current	1,153	3,784	(1,939)
Deferred	1,100	(1,818)	3,539
Total Income Tax Expense	$15,264	$14,047	$10,632

The effective income tax rate varied from the federal statutory income tax rate for each year due to the following:

	2008	2007	2006

Federal income tax statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal
income tax benefits	2.7	2.7	2.6
Certain expenses capitalized on books and
deducted on tax return	(5.4)	(6.0)	(5.3)
Taxes related to prior years	(1.4)	0.5	(2.6)
Other items – net	(2.9)	(2.0)	(2.8)
Effective income tax rate	28.0%	30.2%	26.9%

The significant items comprising the net deferred tax liability recognized in the Balance Sheets as of September 30 are as follows:

(Thousands)	2008	2007

Deferred tax assets:
Reserves not currently deductible	$18,848	$18,364
Unamortized investment tax credits	2,495	2,644
Other	10,789	9,875
Total deferred tax assets	32,132	30,883

Deferred tax liabilities:
Relating to property	205,220	196,334
Pension and other postretirement benefits	29,732	31,262
Deferred gas costs	10,156	8,220
Other	17,184	17,984
Total deferred tax liabilities	262,292	253,800

Net deferred tax liability	230,160	222,917
Net deferred tax asset (liability) – current	(7,781)	275
Net deferred tax liability – non-current	$222,379	$223,192

Laclede Group files a consolidated federal and state income tax return and allocates income taxes to Laclede Gas and its other subsidiaries as if each entity were a separate taxpayer. Laclede Group and Laclede Gas adopted the provisions of FIN 48, as of October 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109. Pursuant to FIN 48, the Utility may recognize the tax benefit from a tax position only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.
Upon adoption of FIN 48, Laclede Gas recognized an increase to beginning retained earnings as a cumulative-effect adjustment totaling $0.4 million and reclassified $2.1 million of income tax liabilities from current to non-current liabilities. The Utility records potential interest and penalties related to its uncertain tax positions as interest expense and other income deductions, respectively. Potential interest and penalties accrued (net of income tax benefit) associated with the Utility’s uncertain tax positions were $0.2 million at October 1, 2007. Unrecognized tax benefits, accrued interest payable, and accrued penalties payable are included in the Other line of the Deferred Credits and Other Liabilities section of the Balance Sheet. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Thousands)

Balance as of October 1, 2007	$1,864
Increases related to current year tax positions	419
Settlements with taxing authorities	(986)
Reductions due to lapse of applicable statute of limitations	(264)
Balance at September 30, 2008	$1,033

The entire amount of unrecognized tax benefits at September 30, 2008, if recognized, would affect the Utility’s effective tax rate. The Utility does not expect any significant change related to any of the above unrecognized tax positions within the next twelve months.
Interest accrued associated with the Utility’s uncertain tax positions as of September 30, 2008 was immaterial and no penalties were accrued as of that date. During fiscal year 2008, the Utility reversed $0.2 million of accrued interest expense and $0.1 million of accrued penalties in the Statement of Income.
Laclede Group and/or Laclede Gas are subject to U.S. federal income tax as well as income tax of state and local jurisdictions. These companies are no longer subject to examination for fiscal years prior to 2005. The federal statute of limitations remains open until June 15, 2009 and 2010 for fiscal years 2005 and 2006, respectively. However, during fiscal 2008, Laclede Group effectively settled with the Internal Revenue Service for those periods. Completion of the audit represented an event requiring the Utility to re-evaluate its uncertain tax positions. Also, during fiscal 2008, the statute of limitations for the Company’s fiscal year 2004 expired.

10.	OTHER INCOME AND (INCOME DEDUCTIONS) – NET

(Thousands)	2008	2007	2006

Allowance for funds used during construction	$(72)	$(17)	$(45)
Interest income	2,133	3,499	4,146
Other income	1,143	1,060	860
Other income deductions	(1,998)	6	(843)
Other Income and (Income Deductions) – Net	$1,206	$4,548	$4,118

The decrease in Other Income and (Income Deductions) – Net in fiscal year 2008 compared with the prior years is primarily due to higher investment losses and lower income associated with carrying costs applied to under-recoveries of gas costs. These factors were partially offset by additional proceeds related to Laclede Gas’ interest, as a policyholder, in the sale of a mutual insurance company during fiscal year 2008. Carrying costs on under-recoveries of gas costs are recovered through the Utility’s PGA Clause.

11.	INFORMATION BY OPERATING SEGMENT

The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. Laclede Gas is a public utility engaged in the retail distribution of natural gas serving an area in eastern Missouri, with a population of approximately 2.1 million, including the City of St. Louis and parts of ten other counties in eastern Missouri. The Non-Regulated Other segment includes merchandise sales activities. Accounting policies are as described in Note 1. There are no material intersegment revenues.

	Regulated Gas	Non-Regulated	Adjustments &
(Thousands)	Distribution	Other	Eliminations	Total

FISCAL 2008
Operating revenues	$1,128,287	$2,693	$—	$1,130,980
Depreciation & amortization	35,303	—	—	35,303
Interest income	2,133	—	—	2,133
Interest charges	30,214	—	—	30,214
Income tax expense	15,244	20	—	15,264
Net income	39,174	32	—	39,206
Total assets	1,624,041	1,774	—	1,625,815
Capital expenditures	55,304	—	—	55,304

FISCAL 2007
Operating revenues	$1,131,554	$3,415	$—	$1,134,969
Depreciation & amortization	34,080	—	—	34,080
Interest income	3,499	—	—	3,499
Interest charges	33,603	—	—	33,603
Income tax expense	13,853	194	—	14,047
Net income	32,176	308	—	32,484
Total assets	1,429,415	1,788	—	1,431,203
Capital expenditures	56,434	—	—	56,434

FISCAL 2006
Operating revenues	$1,141,011	$2,305	$—	$1,143,316
Depreciation & amortization	30,904	—	—	30,904
Interest income	4,146	—	—	4,146
Interest charges	32,565	—	—	32,565
Income tax expense (benefit)	10,636	(4)	—	10,632
Net income (loss)	28,887	(7)	—	28,880
Total assets	1,383,703	1,437	—	1,385,140
Capital expenditures	57,925	—	—	57,925

12.	COMMITMENTS AND CONTINGENCIES

Commitments

Laclede Gas estimates fiscal year 2009 utility capital expenditures at approximately $59 million. There are no material contractual commitments at September 30, 2008 related to these estimated capital expenditures.
Laclede Gas has entered into various contracts, expiring on dates through 2017, for the storage, transportation, and supply of natural gas. Minimum payments required under the contracts in place at September 30, 2008 are estimated at approximately $422 million. Additional contracts are generally entered into prior to or during the heating season. Laclede Gas estimates that it will pay approximately $95 million annually, at present rate levels, for fixed charges related to these or other contracts that are expected to be in place for the upcoming year for the reservation of gas supplies and pipeline transmission and storage capacity. The Utility recovers these costs from customers in accordance with the PGA Clause.
Laclede Pipeline Company (Pipeline), a wholly-owned subsidiary of Laclede Group, is providing liquid propane transportation service to Laclede Gas pursuant to an approved Federal Energy Regulatory Commission (FERC) tariff and a contractual arrangement between Pipeline and Laclede Gas. In accordance with the terms of that agreement, Laclede Gas is obligated to pay Pipeline approximately $1.0 million annually, at current rates, commencing April 1, 2006. The agreement renews at the end of each contract year, unless terminated by either party upon provision of at least six months’ notice.

Leases and Guarantees

The lease agreement covering the headquarters office space of Laclede Gas extends through February 2010 with options to renew for up to 10 additional years. The aggregate rental expense for fiscal years 2008, 2007, and 2006 was $891,000, $882,000, and $874,000, respectively. The annual minimum rental payment for fiscal year 2009 is anticipated to be approximately $900,000 with a maximum annual rental payment escalation of $8,800 per year for each year through fiscal year 2010. Laclede Gas has other relatively minor rental arrangements that provide for minimum rental payments. Laclede Gas has entered into various operating lease agreements for the rental of vehicles and power operated equipment. The rental costs will be approximately $3.7 million in fiscal year 2009, $2.7 million in fiscal year 2010, $1.7 million in fiscal year 2011, $0.8 million in fiscal year 2012, and $0.2 million in fiscal year 2013.
Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends through 2014. At September 30, 2008, the maximum guarantees under these leases are $1.8 million. However, the Utility estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At September 30, 2008, the carrying value of the liability recognized for these guarantees was $0.3 million.

Contingencies

Laclede Gas owns and operates natural gas distribution, transmission, and storage facilities, the operations of which are subject to various environmental laws, regulations, and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs.
As with other companies, Laclede Gas faces the risk of environmental liabilities. In the natural gas industry, these are typically associated with sites formerly owned or operated by gas distribution companies like Laclede Gas and/or its predecessor companies at which manufactured gas operations took place. At this time, Laclede Gas has identified three former manufactured gas plant (MGP) sites: one in Shrewsbury and two in the City of St. Louis.

With regard to the former MGP site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators agreed upon certain remedial actions to a portion of the site in a 1999 Administrative Order on Consent (AOC), which actions have been completed. On September 22, 2008, EPA Region VII issued a letter of Termination and Satisfaction terminating the AOC. However, if after termination of the AOC, regulators require additional remedial actions, or additional claims are asserted, Laclede Gas may incur additional costs.
The site in the City of St. Louis, which is currently owned by the City, has been enrolled in the Missouri Voluntary Cleanup Program (VCP). The VCP provides potential opportunities to minimize the cost of site cleanup while maximizing possibilities for site development. The City has selected a developer with whom it is negotiating a final site development contract. Previously, Laclede Gas requested that other former site owners and operators share costs relative to any remedial actions required, one of whom is participating. No significant costs relative to this site have been incurred in recent years.
The third former MGP site, also located in the City, is not currently and has not been owned by Laclede Gas for many years. At this time, it is not known whether Laclede Gas will incur any costs in connection with environmental investigations of or remediation at the site, and if it does incur any such costs, what the amount of those costs would be.
Laclede Gas has notified its insurers that it seeks reimbursement for costs incurred in the past and future potential liabilities associated with the three MGP sites identified above. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to discuss potential reimbursements with them, with one insurer making a settlement payment in exchange for a release of claims in June 2007. The Utility’s outside consultant completed an analysis of the MGP sites to determine cost estimates for a one-time contractual transfer of risk from each insurer to the Utility of environmental coverage for the MGP sites. That analysis demonstrated a range of possible future expenditures to investigate, monitor, and remediate these MGP sites from $5.8 million to $36.3 million based upon then currently available facts, technology, and laws and regulations. The actual costs that Laclede Gas may incur could be materially higher or lower depending upon several factors, including whether remedial actions will be required, final selection and regulatory approval of any remedial actions, changing technologies and governmental regulations, the ultimate ability of other potentially responsible parties to pay, and any insurance recoveries. Costs associated with environmental remediation activities are accrued when such costs are probable and reasonably estimable.
The amount of costs relative to future remedial actions at these and other sites is unknown and may be material. Laclede Gas anticipates that any costs it may incur in the future to remediate these sites, less any amounts received as insurance proceeds or as contributions from other potentially responsible parties, would be deferred and recovered in rates through periodic adjustments approved by the MoPSC. Accordingly, potential liabilities associated with remediating these sites are not expected to have a material impact on the future financial position and results of operations of Laclede Gas.
On December 28, 2006, the MoPSC Staff proposed a disallowance of $7.2 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2005. On September 14, 2007, the Staff withdrew its pursuit of $5.5 million of the disallowance it had originally proposed. Laclede Gas believes that the remaining $1.7 million of the MoPSC Staff’s proposed disallowance lacks merit and is vigorously opposing the adjustment in proceedings before the MoPSC.
On December 31, 2007, the MoPSC Staff proposed a disallowance of $2.8 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2006. Laclede Gas believes that the MoPSC Staff’s position lacks merit and intends to vigorously oppose the adjustment in proceedings before the MoPSC. In addition, the MoPSC’s Staff raised questions regarding whether certain sales and capacity release transactions subject to the FERC’s oversight were consistent with the FERC’s regulations and policies regarding capacity release. Laclede Group commenced an internal review of the questions raised by the MoPSC Staff and notified the FERC Staff that it took taken this action. Subsequently, as a result of the internal review, Laclede Group has provided the FERC Staff with a report regarding compliance of sales and capacity release activities with the FERC’s regulations and policies. On July 23, 2008, the FERC Staff requested additional information which the Company provided on August 22, 2008 and September 2, 2008.
Laclede Gas is involved in other litigation, claims, and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the financial position or results of operations of the Utility.

13.	INTERIM FINANCIAL INFORMATION (UNAUDITED)

In the opinion of Laclede Gas, the quarterly information presented below for fiscal years 2008 and 2007 includes all adjustments (consisting of only normal recurring accruals) necessary for a fair statement of the results of operations for such periods. Variations in operations reported on a quarterly basis primarily reflect the seasonal nature of the business of Laclede Gas.

(Thousands)
Three Months Ended	Dec. 31	March 31	June 30	Sept. 30

2008
Total Operating Revenues	$321,678	$507,829	$190,228	$111,245
Operating Income (Loss)	31,270	46,677	12,567	(7,036)
Net Income (Loss)	15,795	25,300	5,546	(7,435)

Three Months Ended	Dec. 31	March 31	June 30	Sept. 30

2007
Total Operating Revenues	$349,150	$494,371	$186,824	$104,624
Operating Income (Loss)	30,442	40,219	7,216	(2,291)
Net Income (Loss)	15,675	20,718	886	(4,795)

14.	SUBSEQUENT EVENT

On November 20, 2008, the Board of Directors of Laclede Gas approved the sale of 1,161 shares of Laclede Gas’ common stock to Laclede Group. The proceeds from the sale, totaling $40.0 million, were used to reduce short-term borrowings. Exemption from registration was claimed under Section 4(2) of the Securities Act of 1933.